re:2001

American Express Company Annual Report

AMERICAN EXPRESS ®

VARIOUS FORWARD-LOOKING STATEMENTS ARE MADE IN THIS ANNUAL REPORT, WHICH GENERALLY INCLUDE THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "OPTIMISTIC," "INTEND," "AIM," "WILL," "SHOULD," "COULD" AND SIMILAR EXPRESSIONS. CERTAIN FACTORS THAT MAY AFFECT THESE FORWARD-LOOKING STATEMENTS, INCLUDING AMERICAN EXPRESS COMPANY'S ABILITY TO ACHIEVE ITS GOALS REFERRED TO HEREIN, ARE DISCUSSED ON PAGE 47.

WE DEDICATE THIS ANNUAL REPORT TO THE MEMORY OF OUR 11 AMERICAN EXPRESS COLLEAGUES WHO DIED IN THE ATTACKS ON THE WORLD TRADE CENTER ON SEPTEMBER 11:

YVONNE BONOMO GENNADY BOYARSKY LUCY CRIFASI BRIDGET ESPOSITO LISA KEARNEY-GRIFFIN ANNE RANSOM KAREN RENDA BENITO VALENTIN LORETTA VERO SIGRID WISWE PAUL ZOIS

ALL OF US AT AMERICAN EXPRESS ALSO REMEMBER THE MANY FAMILY MEMBERS, FRIENDS AND LOVED ONES WE LOST THAT DAY. THEY CONTINUE TO BE IN OUR THOUGHTS AND PRAYERS.

Contents

Consolidated Highlights

AMERICAN EXPRESS COMPANY

(Dollars in millions, except per share amounts)	2001	2000	Percent (Decrease) Increase
Net revenues (managed basis)[(a)]	$ 21,359	$ 22,085	(3)%
Revenues (GAAP basis)	$ 22,582	$ 23,675	(5)
Net income[(b)]	$ 1,311	$ 2,810	(53)
Diluted earnings per common share[(b)]	$ 0.98	$ 2.07	(53)
Cash dividends declared per common share	$ 0.32	$ 0.32	—
Book value per common share[(c)]	$ 9.02	$ 8.92	1
Average common shares outstanding for diluted earnings per common share (millions)	1,336	1,360	(2)
Total assets	$ 151,100	$ 154,423	(2)
Shareholders' equity	$ 12,037	$ 11,684	3
Common share cash dividends declared	$ 424	$ 426	(1)
Common share repurchases	$ 626	$ 1,327	(53)
Return on average shareholders' equity[(b)(c)]	10.9%	25.3%	—
Number of employees	84,417	88,850	(5)

(a) Net revenues (managed basis) are total revenues as reported under U.S. Generally Accepted Accounting Principles (GAAP), net of American Express Financial Advisors' provision for losses and benefits, and exclude the effects of Travel Related Services' asset securitization activities.

(b) Results for 2001 include three significant items: (1) a charge of $1.01 billion pretax ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) restructuring charges of $631 million pretax ($411 million after-tax); and (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax).

(c) Excludes the effect of SFAS No. 115 and, in 2001, SFAS No. 133.

2001 was a year unlike any other in American Express Company's history. The nature and magnitude of the challenges we faced were unprecedented. As we have throughout our history, we are resolving these challenges with resilience and strength. We did not meet our long-term financial objectives. We did, however, make a number of fundamental changes in our businesses that will enable us to emerge from this extraordinary period a far stronger, more focused company.



Kenneth I. Chenault
Chairman and Chief Executive Officer

To our shareholders:

In many ways, 2001 was one of the most challenging years American Express has seen in its 151-year history. During the first half of the year, we were confronted with a weakening economy, depressed equity markets, historically high default rates for high-yield securities and a sharp slowdown in spending by Corporate Cardmembers. This was followed by the terrorist attacks of September 11, which led to even sharper slowdowns in corporate and consumer spending, business travel and investment activity.



Together, these issues had a profound negative impact on nearly every aspect of our card, travel and financial services businesses. The impact was evident in many of the business indicators I will discuss later in this report. It was also evident in three significant items:

- A first-half charge of $1.01 billion pretax ($669 million after-tax), reflecting write downs in the investment portfolio held by American Express Financial Advisors (AEFA) and losses associated with rebalancing the portfolio toward lower-risk securities;
- Restructuring charges in the third and fourth quarters, totaling $631 million pretax ($411 million after-tax), primarily to cover the cost of reducing our workforce. In combination with reductions identified earlier in the year, we are reducing our staffing levels by approximately 16 percent or 14,500 jobs; and
- The one-time costs and business interruption losses of $98 million pretax ($65 million after-tax) resulting from the September 11 attacks.

As a result, our financial performance in 2001 fell far short of our long-term targets of 12 to 15 percent growth in earnings per share, return on equity of 18 to 20 percent and revenue growth of 8 percent, on average and over time:

- Net income was $1.31 billion, down 53 percent from $2.81 billion in 2000. Diluted earnings per share declined 53 percent to $0.98 from $2.07.
- Net revenues on a managed basis totaled $21.4 billion, down 3 percent from $22.1 billion in 2000.
- Return on equity was 10.9 percent, compared with 25.3 percent in 2000.

The factors cited above also contributed to a decline in our share price. Total shareholder return for 2001 declined 34 percent relative to 2000, exceeding the percentage declines of both the S&P 500 (down 12 percent) and the S&P Financials (down 9 percent).

Following the losses in our high-yield portfolio and the decision to take the third quarter restructuring charge, we suspended our share repurchase program. This action helped us maintain our capital position. No share repurchases are anticipated for approximately the first half of 2002.

TOTAL RETURN TO SHAREHOLDERS
Cumulative Value of $100 invested on December 31, 1996

- American Express
- S&P financial index
- S&P 500 index


$350
$300
$250
$200
$150
$100
96
97
98
99
00
01
$197.14
$197.10
$166.24

In 2001, total shareholder return declined 34 percent, exceeding the percentage declines of both the S&P Financial Index and the S&P 500 Index. For the past five years, American Express' cumulative return to shareholders outperformed the S&P Financials and the S&P 500.

On an absolute basis, we are disappointed with our 2001 results. Our relative performance, however, was generally in line with that of our competitors, particularly diversified financial companies and financial services firms. Several key business indicators – notably lending balances, consumer billings and earnings from our financial services business (excluding high-yield losses and related charges) – compared well with those of relevant industry peers, demonstrating our solid competitive position.

We are re:engineering our business, becoming less dependent on a robust economy to deliver our targeted earnings.

While the disappointment in our financial results cannot be minimized, 2001 was also a year of significant accomplishments for the company. We did not merely weather the storm. We took decisive action in making a series of fundamental changes that strengthened our position for the long term. In fact, as a result of these measures, I believe we are now in a stronger position than we have been over the last several years.

Transforming Our Business

To understand the transformation at American Express, it is helpful to look back at how we generated our financial results over the past decade. During the early to mid 1990s, our earnings growth was heavily dependent upon expense reduction, with low revenue growth. By the late 1990s, we had changed that dynamic. By focusing on expanding our core businesses, we delivered revenue growth rates ranging from 10 to 13 percent, and our earnings were at the high end of our target range. During that period, however, we also benefited from strong and consistent economic growth. We recognized that we could not rely on such a favorable environment for the long term, so we began to strengthen our business models and reduce expense levels to lessen our dependence on strong market conditions. In 2001, we accelerated these efforts to build even more flexibility into our business.

As a result of these actions, we are now less dependent on revenue growth to deliver our targeted earnings. This is critical, given that we face a tougher environment in the near term, and our businesses are not immune or countercyclical to weaker economic conditions.

That said, with the measures we have taken, we are well positioned to take full advantage of an upturn in the economy when it does occur. In short, we are confident that American Express is positioned to grow, even in a more uncertain economic environment. Therefore, we believe our long-term financial targets remain appropriate.

In addition to reengineering our business and reducing expenses, we took two additional steps during 2001 to position American Express for success in the future:

- We substantially lowered the company's overall risk profile. We did this by rebalancing and decreasing the exposure in AEFA's high-yield investment portfolio, ensuring strong reserve ratios for our card businesses, adding to the reserves related to credit exposures for merchants in the travel industry, and significantly shifting American Express Bank's (AEB) loan exposure away from corporate lending to consumer activities; and
- We targeted resources on growth opportunities in the global payments and retail financial services markets and made a series of strategic investments to take advantage of these opportunities.

I'll describe these actions in greater detail later, but first let's review our business unit results for the year.

4%

REBALANCING RISK

12%

In light of deteriorating market conditions, American Express substantially lowered its risk profile by rebalancing the investment portfolio at American Express Financial Advisors – reducing the percentage of high-yield securities to approximately 4 percent, from 12 percent. Going forward, the company plans to work toward a level that is more in line with the industry average of approximately 7 percent.

Business Unit Results

TRAVEL RELATED SERVICES

Travel Related Services (TRS) – which includes our card, travel, merchant and network businesses, as well as our Travelers Cheque Group – reported net income for 2001 of $1.46 billion, down 24 percent from $1.93 billion in the prior year. Excluding TRS' portion of the restructuring charges and September 11-

related charges, the unit's net income for the full year would have been $1.78 billion, down 8 percent from last year.

TRS' net revenues rose 4 percent in 2001, as growth in loans and fee revenues were partly offset by a 16 percent decline in travel commissions and fees. Billed business, or the total amount spent on American Express® Cards, was up slightly in 2001 as higher consumer card spending in the retail and "everyday" categories was largely offset by lower Corporate Card spending in the travel and entertainment sector, particularly after September 11. Net finance charge revenues rose 32 percent, due to growth in loan balances and wider net interest yields. This increase reflected a smaller percentage of loan balances on introductory rates and the benefit of declining interest rates during the year. Travel sales declined 24 percent due to the effects of the September 11 terrorist attacks and the weaker corporate travel environment.

TRS' provision for losses grew faster than its receivables largely as a result of an increase in U.S. lending write-off rates and delinquencies, reflecting higher unemployment and the overall economic environment.

AMERICAN EXPRESS FINANCIAL ADVISORS ASSETS OWNED, MANAGED OR ADMINISTERED
(in billions)


$300
$275
$250
$225
$200
$253.3
98
99
00
01

Throughout 2001, weak equity markets led to lower asset levels and lower sales of investment products. As a result, assets owned, managed or administered by American Express Financial Advisors declined 8 percent.

AMERICAN EXPRESS FINANCIAL ADVISORS

AEFA reported net income for 2001 of $52 million, down from $1.03 billion a year ago. Excluding its portion of the restructuring charges and the one-time September 11 charges, AEFA's net income would have been $130 million, down 87 percent from last year. Reflected in these results were the previously mentioned charges to write down high-yield securities and rebalance the risk profile of AEFA's investment portfolio.

AEFA's net revenues for 2001 decreased 33 percent to $2.8 billion, reflecting weakness in equity markets and narrower spreads in the investment portfolio. The weakened equity markets led to lower asset levels and lower sales of investment products. As a result, assets owned, managed and administered declined 8 percent to $253.3 billion. Management and distribution fees fell 13 percent. Mutual fund sales, including proprietary and non-proprietary funds, decreased 24 percent and sales of our annuity products decreased 4 percent. Net new money flowing into managed accounts continued to remain positive, however, despite the difficult economic environment.

AMERICAN EXPRESS BANK

AEB reported a 2001 net loss of $13 million in 2001, compared with net income of $29 million a year ago. Excluding its portion of the restructuring charges, AEB's net income would have been $52 million, up 82 percent from the prior year.

The Bank's results for 2001 reflect a 10 percent growth in revenues, which were driven by higher net interest income, as well as higher foreign exchange and other revenue. These improvements were partially offset by lower commissions and fees. AEB's results benefited from lower funding costs and lower operating expenses that resulted from ongoing reengineering efforts. However, these benefits were offset in part by higher provisions for losses, primarily due to higher personal loan volumes.

The Bank's overall results were driven by strong performance in both the Personal Financial Services (PFS) and Private Banking groups, which together accounted for 46 percent of AEB's total 2001 net revenue, compared with 37 percent in 2000. Private Banking client holdings rose 19 percent and client volumes in PFS increased 9 percent. The Private Bank's client holdings stood at $12.4 billion at year-end.

Improving the Company's Competitive Position

Earlier, I referred to three major initiatives: strengthening our business models, lowering our risk profile, and investing in key growth opportunities. Let me now explain how these initiatives are improving our competitive position for the future.

STRENGTHENING BUSINESS MODELS

Our efforts to improve margins are not focused on fixing weakness. Instead, they are focused on strengthening the performance of our businesses and providing greater flexibility so that we are less dependent on a robust economic environment to deliver earnings growth. To this end, we have made significant progress in a number of key areas:

WE HAVE EXPANDED THE DIVERSITY OF OUR CARD-SPENDING BASE. While the traditional travel and entertainment category remains an important driver of revenue, we have significantly increased the use of our cards for everyday spending at such places as gas stations, supermarkets, retailers, as well as for telecommunications. During periods of economic weakness, consumers tend to maintain their level of spending in these industries, even while cutting back on travel and entertainment. Our increased presence in these sectors enables us to produce more stable charge volume.

Over the past ten years, we also have significantly expanded the roster of merchants who accept our card products. In 1990, 65 percent of our billings came from the travel and entertainment sectors and 35 percent from retail and other sectors. Today that proportion is essentially reversed; everyday spending now accounts for about 60 percent of the business billed on American Express Cards.


US CARD SPENDING
Charge Volume by Industry
Retail and Other
T&E Related
35%
65%
40%
60%
1990
2001

The use of American Express Cards for "everyday" spending at places such as gas stations, supermarkets, retailers and for telecommunications has increased to 60 percent of total U.S. billings, up from only 35 percent a decade ago.

We are re:positioning American Express for long-term, sustainable growth.

Our progress in this area continued during 2001 with the signings of several key merchants outside the travel and entertainment industries, including Pathmark Supermarkets, REI (sporting goods), PayPal (online payment service) and Qwest Communications International Inc. in the United States. Internationally, our signings included Singapore Telecom and Arrow Pharmaceuticals in France.

In our commercial card business, we are also making a shift to reduce our reliance on travel and entertainment spending with the expansion of our Corporate Purchasing Card program for large and middle market companies.

As is the case with consumer spending, companies tend to continue purchasing everyday goods and services (such as office and industrial supplies, computer equipment and software) during tough economic times, while tightening their belts on discretionary business travel and entertainment expenses.

WE HAVE DIVERSIFIED OUR PRODUCT PORTFOLIO AND GROWN OUR CARD LENDING BUSINESS. Since late 1994, when we set our sights on aggressively expanding our credit card business, our lending balance growth has been among the top tier of issuers. Today, about 19 percent of our U.S. card billings come from our lending products, as compared with just 4 percent in 1995. This change in product mix has shifted our overall card revenue base and helped to make it less volatile. Revenues from our charge card products are derived from current spending and are more sensitive to short-term economic swings. Lending products, on the other hand, produce revenues as customers build up loan balances and pay them down over time. When credit exposure is managed prudently, the interest revenue from these products tends to be a less volatile source of earnings.

At year-end 2001, our worldwide lending balances on a managed basis were more than $36 billion, up 14 percent from 2000. With $32 billion of receivables in the United States, our growth rate continued to exceed that of most of our competitors.

Much of this growth has been due to the breadth of our lending products – such as our popular Blue from American Express℠ – and to the value we provide our cardmembers. We have also increased the number of charge cardmembers who are taking advantage of our "lending on charge" options such as Sign & Travel®, when they occasionally choose to revolve.

WE HAVE ACCELERATED OUR REENGINEERING INITIATIVES THROUGHOUT THE COMPANY. The reengineering actions we took during 2001 enabled us to deliver more than $1 billion in gross realized benefits during the year.

The benefits generated by these initiatives serve not only to support earnings but also to establish the foundation for sustainable, long-term growth. Thus, while a portion of the savings from reengineering has gone into improving our

19% in 2001

U.S. BILLINGS ON REVOLVING CREDIT CARDS

4% in 1995

About 19 percent of total U.S. spending on American Express Cards last year was on one of the company's revolving credit card products. Attractive terms and cobrand relationships have helped to raise this amount from only 4 percent in 1995.

operating margins, we are also investing some of these savings in growth opportunities. These include investments in new products, customer acquisition and more efficient technology platforms that will help employees do their jobs and service our customers more effectively.

Reengineering has been an integral part of the way we conduct business for many years now. Our experience has shown that – to achieve sustainable improvements – reengineering must extend beyond cost cutting. It must also include initiatives that increase revenues, improve infrastructure and enhance processes. Over the past several years, we have implemented hundreds of such initiatives.

For instance, on the revenue side, our U.S. customer service representatives have, for some time, had success in cross-selling appropriate products and services to cardmembers who call into our service centers. During 2001, we reengineered this process to increase the productivity of our representatives, resulting in an overall sales increase of 60 percent.

We continue to harness the power of the Internet to reduce costs, improve processes and enhance customer service across our businesses. Internally, processes such as employee benefits enrollment, expense management and business travel reservations are now being handled online. Externally, we continue to support and deliver a vast array of online tools to help all of our customers effectively manage their relationships with American Express. In fact, we now handle more U.S. card customer service transactions on the Internet than we do by phone, mail or in person.

American Express @ Work has transformed the way companies manage their Corporate Card and Purchasing Card programs. By moving daily administrative tasks online, this tool significantly reduces time and costs for customers and for American Express.



An example of this is American Express @ Work®, our desktop portal that helps our business customers manage their Corporate Card and Corporate Purchasing Card programs online. Just two years after its launch in the United States, American Express @ Work now handles more than half of all our commercial card maintenance transactions. About 85 percent of all management reports are now delivered electronically. In 2001, we expanded American Express @ Work internationally, and it is now offered to companies in 20 countries. With Internet usage more than tripling among our clients, this transformation has improved customer satisfaction while simultaneously reducing expenses.

Elsewhere, we are using the Internet to enhance merchant transactions with American Express. New online services introduced in 2001 have streamlined billings and provided merchants with a greater ability to access and update their accounts over the Internet. Our online services are faster and less expensive – both for merchants and for American Express.

The Internet also is a powerful and cost-effective tool for acquiring new customers. During 2001, 16 percent of all new cardmembers in the United States were acquired online.

WE HAVE ENHANCED OUR REWARDS PROGRAMS AND FORMED NEW PARTNERSHIPS WITH LEADING-EDGE COMPANIES. Our industry-leading *Membership Rewards®* loyalty program continues to be a strong driver of cardmember retention and profitability. While it is already the largest program of its kind, with more than 9 million participants worldwide, we still have a significant opportunity to grow our base.

While focusing on increasing the number of cardmembers enrolled in *Membership Rewards*, we have also worked to reduce the costs associated with the program. For example, we have enabled cardmembers to handle many program-related activities, such as point redemption, online. We have also expanded rewards opportunities beyond travel to the retail and online sectors. More than 700 partners now participate in our program worldwide. The broader range of redemption choices has improved customer satisfaction and lowered our overall rewards costs.

Our rewards program is just one example of how we partner with other companies to improve the value that we offer to our customers. Other examples include our partnerships with Delta Air Lines and Costco. The cobrand cards we offer with these partners have added millions of highly profitable cardmembers to our base over the past several years. We are also seeing strong results from our partnership with British Airways, which led to the 2001 launch of three new cobrand credit cards for British Airways UK Executive Club members.


reward
SEASON

Membership Rewards, American Express' industry-leading loyalty program, has more than 9 million participants worldwide and is a strong driver of cardmember retention and profitability. Reward points can now be redeemed at more than 700 participating partners worldwide.

Partnerships also play a role in our efforts to expand the network of merchants who accept the Card. Working with JCB Co., Ltd., the largest card issuer and merchant acquirer in Japan, allowed us to expand significantly American Express' merchant coverage in that country. Our relationship with JCB also provides for reciprocal card acceptance, merchant acquisition and merchant processing in Japan, as well as in Australia, Canada, India, Mexico and New Zealand.

The importance of partnerships to American Express extends to Corporate Travel as well. Early in 2002, we partnered with China International Travel Services in announcing the first Sino-U.S. corporate travel joint venture in the People's Republic of China. We also announced a Corporate Travel joint venture in Italy – UVET American Express Corporate Travel. At its launch in January 2002, the company was the largest corporate travel agency in Italy.

In our retail financial services business, a new partnership with Costco offers our auto and homeowners insurance to Costco members in 22 U.S. states.

For many years, partnerships have been at the heart of our oldest business, the Travelers Cheque Group. In 2001, as a result of our agreement with Citicorp Services, Inc. to convert their distributors to American Express, we achieved the largest new seller signing in the history of our Travelers Cheque business. Further expanding our potential sales volume are our agreements with HSBC, which began selling our products globally in early 2002, U.S. Bancorp, Australia Post and Rabobank in the Netherlands. And, with the recent addition of JTB and Nippon Travel Agency, Japan's top five travel agents now sell American Express® Travelers Cheques.

WE HAVE TRANSFORMED AND STRENGTHENED OUR CORPORATE TRAVEL BUSINESS. We have substantially improved the economics of our Corporate Travel business. As in other areas of the company, we moved many of our business processes and customer servicing online. The percentage of Corporate Travel reservations processed online in 2001 increased fivefold. This shift lowered our costs while providing clients faster, better service.


BRITISH AIRWAYS
BRITISH AIRWAYS
American Express

A new partnership with British Airways led to the introduction of three new cobrand cards – each with its own level of rewards and benefits – to British Airways UK Executive Club members.

We also transformed the economics of this business by making a fundamental change in the source of our revenue. Traditionally, we earned our fees from commissions paid by suppliers such as airlines or hotels. Starting in the mid 1990s, however, the airlines sharply reduced their commission rates. In response, we redesigned the business and now rely on customers to pay transaction fees for our travel services, rather than having our revenue based on commissions from suppliers. In 2001, 70 percent of our travel revenues came from customer fees and only 30 percent from suppliers. A few years ago the mix was just the opposite.

These changes enabled us to manage successfully through one of the toughest years in recent history for travel, while operating the business profitably. We also took advantage of the downturn in travel to step up our sales efforts. We finished the year with an impressive list of new travel clients, including Aventis in the United States, Jaguar Cars Limited and Land Rover UK in the United Kingdom, Ford in Latin America, Philips in Taiwan and PepsiCo Europe and Xerox in Europe. Worldwide, we now handle corporate travel for more than 50,000 companies.

We are re:balancing the company's overall risk-reward profile.

LOWERING RISK PROFILE

As I stated earlier, the second major step we took to improve the company's long-term position was to decrease our overall risk profile:

AT AMERICAN EXPRESS FINANCIAL ADVISORS, WE HAVE SUBSTANTIALLY REDUCED OUR EXPOSURE TO HIGH-YIELD INVESTMENTS AND UPGRADED THE QUALITY OF OUR HIGH-YIELD BONDS. Over the past several years, we had a larger percentage of high-yield investments in our portfolio than was the insurance industry norm. While these investments had provided excellent returns for many years, we did not anticipate the full effect that the economic downturn, coupled with the worst high-yield default rate in many years, would have on our portfolio. Given our loss experience, as well as our view that the default rates would continue to be high for some time, we took decisive action to rebalance the portfolio's risk-reward profile.

We sold or wrote down specific investments and repositioned our portfolio toward lower-risk securities. We continued our risk reduction efforts throughout 2001, thereby decreasing our level of high-yield securities to approximately 4 percent of AEFA's $34 billion investment portfolio. This is down from 12 percent at the end of 2000. Going forward, we plan to work toward a level that is more in line with the industry average of approximately 7 percent.

AT AMERICAN EXPRESS BANK, WE HAVE SIGNIFICANTLY SHIFTED OUR LOAN EXPOSURE. In recent years we have increasingly moved away from the corporate banking business toward more broad-based consumer activities. As a result, we had less than $1 billion in corporate loans at year-end 2001, down from $3.1 billion in 1997. During the same period, our Personal Financial Services and Private Banking loans grew to $3.2 billion from $1.4 billion, or 60 percent of total loans, up from 22 percent. Despite the deterioration in many economies around the world, non-performing loans at AEB have been well controlled.

IN TRAVEL RELATED SERVICES, WE ADDRESSED BOTH INDUSTRY-WIDE DETERIORATION IN CREDIT QUALITY AND THE GROWING RISK RELATED TO MERCHANT BANKRUPTCIES. Within our U.S. charge card and lending portfolios, we have maintained our coverage ratios at the higher end of our reserve range. We also increased our reserve coverage of total receivables and loans and coverage of past due balances in excess of 100 percent. To reduce the risk associated with merchant bankruptcies in a difficult economy – particularly in the travel industry where merchants may be paid by American Express prior to rendering the actual services to cardmembers – we hold reserves to cover this exposure where appropriate. In some cases, we have instituted annual fees or lengthened the time between when the card charges are submitted to us and when we pay the merchant.

AMERICAN EXPRESS BANK LOANS
(in billions)


$7
$6
$5
$4
$3
$2
$1
$6.2
$5.3
$5.3
97
00
01
50% 34% 18% Corporate and Other
28% 25% 22% Financial Institutions
22% 41% 60% PFS and Private Banking

American Express Bank continued to grow its lending to individuals while decreasing its corporate loan portfolio.

INVESTING IN KEY GROWTH OPPORTUNITIES

The events of 2001 forced us to take a more critical look at our future growth opportunities. Like many other companies, we had to reprioritize our investment spending and make difficult trade-offs. As a result, we have identified opportunities in our core businesses that offer the potential for the highest levels of return and the greatest chances of success. In particular, there are three areas that we think can provide sustainable growth for American Express over the short, moderate and long terms.

EXPANDING OUR CARD BUSINESS IN INTERNATIONAL MARKETS

In the consumer, small business and commercial card areas, we are investing significant resources in a number of key international markets. Many countries have much lower charge and credit card usage rates than those in the United States, and we believe the opportunities for growth in those countries will be substantial for the foreseeable future.

Over the past couple of years – despite economic downturns in some regions – we have significantly grown our business in many international markets. This is due largely to the introduction of new products and the creation of new alliances. While we have made good progress, our presence in many markets is still relatively small, providing us with significant additional potential for expanding our business.

Our total number of cards in force outside the United States rose to 20.6 million, up from 18.4 million a year earlier. This is a 12 percent increase for the year. International loan receivables grew by 32 percent during the year. Importantly, our credit quality has remained strong, despite economic pressures in many countries.

We launched a number of new consumer card products in international markets during 2001, including Blue from American Express in Australia, Austria, France and Germany. In addition to the British Airways products cited earlier, we launched cobrand cards with Indian Airlines, Accor in Germany and a small business card with Australia's Westpac Bank. In total, we launched proprietary charge and credit products in 14 countries, as well as 41 affinity card products and 30 distribution agreements.

In the commercial card area, we continue to be the recognized leader around the world for helping companies manage their travel, entertainment and purchasing expenses. Worldwide, we have card relationships with more than 100,000 firms, and the total keeps growing. For example, we introduced our Corporate Purchasing Card in a number of key international markets, signing on as clients Pfizer in the United Kingdom, Nortel Networks in Latin America, and Dupont in Singapore and Hong Kong.

Since 1997, when we launched our Global Network Services (GNS) business, scores of banks and other institutions outside the United States have partnered with us to issue cards on the American Express network. We have expanded this business from a handful of independent operators to a robust business of 74 partners in nearly 80 countries. Network cards in force have grown at an annual rate of nearly 40 percent since 1997, while spending growth on these cards has risen more than fourfold during that period. The growth of GNS also has helped us dramatically accelerate merchant coverage, with almost 1.9 million new service establishments added to our network as a result of the partnerships that we have established. Among the new network partners signed during 2001 were Union Bank Limited in Pakistan, HSBC and Scotiabank Quilmes in Argentina, and Unibanca in Venezuela.


entourage
CIBC

American Express continued to expand its international presence by forming partnerships with banks and other financial institutions that issue cards on its network. We now have 74 partners in 77 countries. Among the new cards launched recently was a suite of American Express-branded credit cards issued by the Canadian Imperial Bank of Commerce (CIBC).

Early in 2002, we announced an agreement with Canada's leading credit card issuer, Canadian Imperial Bank of Commerce (CIBC), which became the first Canadian bank to offer both American Express and Visa credit cards to its customers. CIBC is issuing a suite of American Express-branded credit cards, including Canada's first smart chip credit card available nationally. This agreement represents our first card-issuing partnership in Canada and is an important step toward expanding our brand presence in that country. It also reconfirms our experience around the world by demonstrating that major banks, including Visa and MasterCard issuers, will choose to partner with American Express when they are free to do so.

GROWING OUR CARD BUSINESS IN THE UNITED STATES

The use of charge and credit cards in the United States is significantly higher than it is in international markets. Nevertheless, there is a large opportunity for growth by continuing to expand the number and variety of places where cards


OPEN
FINANCE
MANAGE

can be used. American Express stands prepared to capture a significant share of that new spending.

Over the past several years, we have made steady progress in our U.S. consumer card business, particularly in two areas cited earlier – growing our lending business and introducing new products.

We are also focusing on expanding our relationships with existing cardmembers by cross-selling other products and services. One example is in the Consumer Travel area where we are testing a variety of new programs, such as rebates to cardmembers for certain vacations purchased at participating American Express Travel Service locations. In addition, we are strengthening the appeal of our premium products – the Centurion Card® and Platinum Card® – through partnerships with upscale merchants such as Neiman Marcus, Sony and Equinox Fitness Clubs.

OPEN: The Small Business Network℠ signals our broadened commitment to helping small business owners succeed. We are introducing new products and services and expanding our Internet offerings to meet the servicing needs of U.S. small business owners.

We are re:investing savings from our reengineering initiatives into growth opportunities.

Serving small businesses is another key growth area opportunity. Small businesses create three out of every four new jobs in the United States and are an important engine of the U.S. economy. Serving this sector has been a very successful, high-growth business for American Express. In 1987, American Express launched the first charge card specifically designed for small businesses. Since then, we have become the leading card issuer to this segment, and over the past five years have grown to be one of the top lenders as well. Today, we serve nearly 3 million small business customers.

In early 2002, we took steps to strengthen our competitive position by introducing a new set of products, services, customer communications and partnerships. We also are increasing our focus on the Internet to meet the servicing needs of small business owners. As part of this transformation, we adopted a new name – OPEN: The Small Business Network℠ – and introduced a national advertising campaign to signal our broadened commitment to helping small business owners succeed. The campaign underscored the greater control over payment and financing that we provide customers.



The use of purchasing cards by corporations to buy office supplies and equipment is growing. With the introduction of American Express' Corporate Purchasing Card in Spain and Switzerland during 2001, the product is now used by corporations in 25 countries around the world.

In the commercial card area, we serve about 70 percent of the Fortune 500 U.S. companies. We have a strong presence among middle-market companies (those with revenues of $10 million to $1 billion), where the potential for expansion remains quite high. In an environment in which companies are increasingly tightening expenses, we have increased signings of new commercial card customers who recognize more than ever the value of expense management solutions. These accounts represent significant potential for us once the economy stabilizes and corporate spending increases.

During 2001, we added or expanded a number of Corporate Card relationships with companies in the United States, including Prudential, Invensys, Apple Computer, Inc., Delta Air Lines and EDS/AT Kearney, as well as about 7,000 mid-sized companies. We signed ADP, Delta and BP, among others, as Corporate Purchasing Card clients. We also announced a collaborative effort with Oracle to ensure interoperability between our Corporate Purchasing Card and Oracle's iProcurement solution.

It is particularly noteworthy that, in October, a federal court ruled in favor of the U.S. Department of Justice and found that Visa and MasterCard had violated the country's antitrust laws. The judge's opinion found that the associations' rules prohibiting banks from issuing American Express-branded cards in the United States were illegal, harmed consumers and American Express, and stifled innovation and competition. We are very pleased with the judge's decision.

However, we were disappointed, but not surprised, by the stay of judgment granted to Visa and MasterCard pending appeal. The U.S. District Court judge reiterated that she is "fully confident" in her initial ruling, stating that the associations' bylaws "have had a significant adverse effect on competition and consumer welfare." We agree, and are confident that the decision will be upheld on appeal, although that process will take some time. We look forward to conducting our GNS business in the United States as we do in the rest of the world. That said, our ability to achieve our long-term financial targets is not predicated on U.S. banks being able to issue cards on our network.

GROWING RETAIL FINANCIAL SERVICES

As part of our long-term vision, we aim to make American Express as well known and successful in financial services as we are in the card and travel businesses. Toward this goal, we are leveraging the strengths of our various financial services businesses in order to expand our customer base and increase our share of the market for global consumer financial services.

AEFA continues to be one of the premier financial planning companies in the United States, providing an excellent foundation upon which to build our financial services business. Unlike many of our competitors, whose field forces typically comprise brokers who focus on completing transactions, many of our advisors are Certified Financial Planners who work closely with clients to develop long-term financial strategies. As a result, AEFA has an outstanding client retention rate of 94 percent. In fact, our redemption rates continue to compare favorably with industry levels, even in the difficult environment of 2001. Not only do our clients stay with us, but they tend to take a long-term view of investing.

Moving forward, AEFA's strategy for growth is focused on two overriding strategic initiatives: to strengthen our premier retail distribution network and to develop world-class asset management capabilities. Within these strategic initiatives, we are focusing on a number of key areas:

- CONTINUING TO ENHANCE THE PRODUCTIVITY OF ADVISORS: Advisors can select from three ways of affiliating with American Express – as AEFA employees, as American Express-branded independent contractors, or as non-branded independent contractors affiliated with our Securities America subsidiary. During 2001, we refined the "multiple platform" system in several ways. As part of our platform restructuring and in light of market conditions, we reduced our employee advisor population by 20 percent and we tightened our hiring criteria so that we more effectively select those applicants with the highest chance of success. At the same time, we strengthened our relationship with our branded independent contractor advisors. In fact, the retention rate for veteran advisors reached an all-time high in 2001, and we currently have more than 700 candidates in our pre-appointment pipeline.

We continue to invest considerably in developing tools and training for our advisors to bolster their ability to offer solid advice and state-of-the-art financial plans. The payoff for us is significant. During 2001, nearly 44 percent of new clients had a financial plan that we developed with them. As has been the case historically, our clients with plans tend to buy more products. In 2001, product sales generated through financial planning and advice services were 73 percent of total sales, compared with 68 percent during the prior year.

- GROWING OUR CLIENT BASE: To gain a larger percentage of affluent consumers as clients, we developed American Express Platinum Financial Services^{SM}. Through this program, clients receive a variety of premier services, including a Platinum Card, concierge services, financial planning and advice, banking, investment, insurance and trust services — with one of our advisors acting as an overall relationship manager. We saw strong results from initial tests of the service in 2001, with clients who enrolled investing an average of $250,000 in new money with AEFA. Based on this success, we will begin a national rollout this year.


American Express Platinum Financial Services
A NETWORK OF STRENGTH
A FOUNDATION OF SERVICE

American Express Platinum Financial Services – a new offering targeted to affluent clients – provides a variety of personalized, premium products and services, such as advice on tax-advantaged investing, estate planning, trusts and charitable giving, as well a fee-waived Platinum Card.

We are re:focusing our efforts to deliver world-class asset management services.

In addition, we will continue to focus on cross-selling AEFA's products and services to our cardmember base. In recent years, more than 30 percent of new advisor clients have come from our base of U.S. cardmembers. We can and will do more to significantly increase the number of cardmembers who have a relationship with AEFA. With appropriate segmentation and targeted offers, we could substantially add to AEFA's bottom line even if only 5 to 10 percent of our U.S. cardmembers became AEFA clients.

- EXPANDING THE BREADTH OF OUR PRODUCTS AND IMPROVING INVESTMENT PERFORMANCE: We are working diligently in both of these areas, since they have a major impact on our ability to attract and retain clients. During 2001, we introduced 15 new products across our business lines, including six new funds that are sub-advised by leading mutual fund managers. In addition, we have been developing an integrated relationship account to enable us to gather a larger share of our clients' assets, particularly short-term or cash-equivalent investments. We built the initial infrastructure needed to offer FDIC-insured cash accounts with competitive payment capabilities and consolidated account reporting. We plan to launch this product early in 2002.

  We also took steps to improve the performance of our proprietary products by strengthening our investment talent, including the hiring of a new chief investment officer, research director, head of risk and, early in 2002, adding several new investment managers to our team.

American Express Bank is another key element in our strategy to grow our retail financial services business. As cited earlier, we have made strong progress in realigning the business of the Bank. We have reduced our corporate banking business, while simultaneously growing businesses that serve consumers – Personal Financial Services (PFS) and Private Banking. With the bulk of this reorientation behind us, we are now focused on leveraging the opportunities for cross-selling between AEB and our international payments business to grow international financial services. In 2001, PFS client volumes were up by 9 percent for the year, and more than 55 percent of PFS customers are American Express Cardmembers.


EPIC

American Express Bank offers a wide array of mutual funds to individual clients outside the United States both directly and, in the case of its Epic Class of American Express Funds, through other financial institutions.

We are also expanding AEB's reach by partnering with other institutions to sell our mutual funds to their customers. During 2001, AEB signed more than 50 third-party distribution agreements in Europe. We also added our first partnership of this kind in Hong Kong.

In all, we made many fundamental changes throughout American Express last year. The progress we made in each of our businesses gives us confidence that we are poised to take full advantage of an upturn in the economy.

Remembering September 11

As all of you know, the terrorist attacks stunned the world and left behind a terrible amount of destruction and loss of life. For American Express, the crisis hit close to home. Sadly, 11 of our employees who worked at the World Trade Center died. Many other employees lost family members, friends and neighbors. And thousands of our colleagues who worked in lower Manhattan had to flee the smoke, debris and ashes that engulfed the area.


OPEN

American Express reached out to support New York City merchants after the September 11 terrorist attacks. The company's efforts included launching a series of print and television advertisements promoting downtown establishments – reminding consumers that these merchants were "open" for business.

As overwhelming as the attacks were, our people went the extra mile to help each other, our clients and our business partners under extremely difficult circumstances. Our colleagues at the Servicing Centers outside of New York City were able to ensure that business operations continued without interruption immediately after the attack. Employees in the New York area who were displaced from their offices showed particular resilience as they resumed work despite the difficult conditions. In American Express tradition, our employees demonstrated an unparalleled commitment to customer service.

We are re:affirming our commitment to New York City and to lower Manhattan by returning to our headquarters building.

Our headquarters building, which is located across the street from the World Trade Center, sustained significant damage, and we had to relocate our New York staff to a number of interim facilities. We decided, however, to return to New York. American Express Tower has been our company's home for 15 years, and our corporate headquarters has been located in lower Manhattan for most of our history. This April, we plan to reestablish our headquarters in the Tower. Doing so reaffirms our commitment to New York City and will help revitalize an important part of the city.

Employees

Time and time again, our people have proven that they can overcome whatever challenges they are presented. This was clearly the case during 2001 – a year of unprecedented events and difficult business conditions. The creativity and dedication that I have seen throughout the year are a key part of our success and will help keep American Express strong, growing and focused on supporting our customers.

On a personal note, I want you to know how proud I am of the people of American Express. As I have often said, our people are our greatest asset. We remain committed to strengthening a workforce that provides strong competitive advantage. We measure our progress in this area each year through an employee survey. In 2001, nearly 70,000 employees and financial advisors participated in the survey, rating the company even higher overall than in past years. We achieved or exceeded our long-term targets in 7 of the 12 dimensions measured, including "employee satisfaction," which attained an 82 percent favorable rating. To improve our results to the degree we have, in light of the many challenges we faced during the year, as well as the fact that the survey was administered during the weeks surrounding the September 11 disaster, is a significant accomplishment.

The company also continues to be recognized by leading publications as one of the top corporate employers. That public recognition contributes to our efforts to attract employees. Among the publications citing us were *Fortune*, which ranked American Express among the "100 Best Companies to Work for in America," "50 Best Companies for Minorities" and the "Top 50 Best Companies for MBAs." We also appeared on *Working Mother's* list of "100 Best Companies for Working Mothers," *Globe & Mail's* "The 35 Best Companies to Work for in Canada," and *The Sunday Times'* "50 Best Companies to Work for in 2001" in the United Kingdom.

Board of Directors

We continue to benefit from the wise counsel and guidance of our Board of Directors. In 2001, we were pleased to welcome to the Board: Ambassador Charlene Barshefsky, Senior International Partner at the law firm of Wilmer, Cutler & Pickering, and former United States Trade Representative, and Peter R. Dolan, Chairman and Chief Executive Officer of Bristol-Myers Squibb Company.

Summary

We took many fundamental steps to strengthen our business in 2001. While we expect the economy to remain weak this year, we are confident that American Express is in a strong position to grow over the moderate and long term. We have a number of exceptional assets – including our brand, our customer base, our global presence and creative, dedicated employees – that we can leverage to capitalize on the substantial growth opportunities in global payments and retail financial services. Moreover, we improved the flexibility of our business models, an effort we began a few years ago and dramatically accelerated in 2001. This should better position the company to deliver more stable earnings growth, as well as free up funds to invest in growing our core businesses and better prepare us for uncertain times.

American Express has been through difficult periods before. At various times in our history, wars, depressions and natural disasters have dealt severe blows to travel and consumer spending. In every instance, though, we learned to adjust. We strengthened our business. We emerged a better and stronger company. The past year is no exception.

Our brand is strong. Our commitment to customer service is strong. The actions we took in 2001 are helping to ensure that our premium competitive position remains strong. These strengths are as critical today as they have been throughout our 151-year history.

Sincerely,

Kenneth I. Chenault
Chairman and
Chief Executive Officer

February 22, 2002

Financial Review

CONSOLIDATED RESULTS OF OPERATIONS

During 2001, American Express Company's (the company) financial results reflected generally worsening economic conditions throughout the year, including weakness in billings and investment activity, as well as significantly lower travel and entertainment related spending after the terrorist attacks of September 11th.

The company reported 2001 net income of $1.31 billion, 53 percent lower than the $2.81 billion in 2000, which represented 14 percent growth from 1999. The 2001 results included restructuring charges of $411 million (after-tax) and $65 million (after-tax) of one-time costs and business interruption losses related to the terrorist attacks of September 11th. These costs are discussed in greater detail below. Excluding these items, 2001 net income fell 36 percent to $1.79 billion.

Diluted earnings per share were $0.98, $2.07 and $1.81 in 2001, 2000 and 1999, respectively. After adjusting 2001 for the above-mentioned restructuring and September 11th related items, diluted earnings per share were $1.34. On this basis, 2001 earnings per share declined 35 percent.

2001 results also included losses of $1.01 billion ($669 million after-tax) recorded in the first half of the year related to the write down and sale of some high-yield securities and the reduction of risk within American Express Financial Advisors' (AEFA) investment portfolio. 2000 results reflect approximately $123 million ($88 million after-tax) of such losses.

Consolidated net revenues on a managed basis declined 3 percent in 2001 to $21.4 billion, compared with $22.1 billion in 2000, which represented 13 percent growth from 1999. 2001 net revenues declined due to lower spreads on AEFA's investment portfolio, which reflect the investment losses and portfolio repositioning mentioned above, weaker travel revenues, as well as lower management and distribution fees. These items were partially offset by an increase in cards-in-force, larger loan balances and greater insurance revenues. Consolidated expenses on a managed basis rose 8 percent in 2001 due to the previously mentioned charges, larger provisions for losses and higher operating expenses. These increases were partially offset by lower marketing costs, a decline in human resource expenses, reengineering activities and other expense control initiatives.

In the third and fourth quarters of 2001, the company incurred restructuring charges of $352 million ($232 million after-tax) and $279 million ($179 million after-tax), respectively, resulting in total charges of $631 million ($411 million after-tax) for the full year. The pretax charges include $369 million for severance and $262 million of other charges, including facility consolidations and exit costs. The savings for 2002 resulting from these initiatives is expected to be approximately $605 million, a portion of which will flow through to earnings in the form of improved operating expense margins. The rest is expected to be reinvested back into business areas with high-growth potential. The combined charges, planned employee reductions and estimated cost savings by segment are as follows. See Note 2 to the Consolidated Financial Statements for further information.

	Restructuring Charges			Expected Cost Savings	
(Dollars in millions)	Pretax	After-tax	Employee Reductions*	2002	2003
Travel Related Services	$ 414	$ 267	10,900	$ 495	$ 575
American Express Financial Advisors	107	70	1,300	60	95
American Express Bank	96	65	500	30	45
Corporate and Other	14	9	200	20	25
Total	$ 631	$ 411	12,900	$ 605	$ 740

**The majority of employee reductions will occur in 2002. These are in addition to approximately 1,600 reductions identified this year from ongoing reengineering activities.*

Overall, the full year results reflected strong progress on reengineering efforts, which, including the effect of the two restructuring charges, resulted in benefits in excess of $1.0 billion distributed among reduced operating expenses and provisions, and to a lesser extent, increased revenues. A portion of these benefits flowed through to results of operations while the rest was reinvested back into high-growth areas of the business.

In the third quarter of 2001, the company incurred $98 million ($65 million after-tax) of one-time costs and business interruption losses related to the September 11th terrorist attacks. These losses included provisions for credit exposures to travel industry service establishments and insurance claims, as well as approximately $8 million of waived finance charges and late fees. The company also incurred costs of approximately $58 million since September 11th, which are expected to be covered by insurance and, consequently, did not impact results. These include the cost of duplicate facilities and equipment associated with the relocation of the company's offices in lower Manhattan and certain other business recovery expenses. Costs associated with the damage to the company's offices, extra operating expenses and business interruption losses are still being evaluated. As of January 2002, approximately $30 million of such costs relating to the company's portion of the repair of its headquarters building have been identified. The company expects that a substantial portion of these losses will be covered by insurance.

The company expects a weak economy in 2002. As a result, achieving revenue growth targets will be a challenge as, at a minimum, year-over-year revenue trends will be under pressure in the first half of 2002 as two key drivers, Cardmember spending and equity valuations, will face difficult comparisons. During 2001, the company made some important changes to reduce risk and build a more flexible cost structure. The benefits expected from the restructuring charges and ongoing reengineering efforts position the business so earnings growth and solid returns can be achieved at lower levels of revenue growth.

This financial review is presented on the basis used by management to evaluate operations. It differs in two respects from the accompanying financial statements, which are prepared in accordance with accounting principles generally accepted in the United States(GAAP). First, results are presented as if there had been no asset securitizations at Travel Related Services (TRS). This format is generally termed on a "managed basis." Second, revenues are shown net of AEFA's provisions for annuities, insurance and investment certificates products, which are essentially spread businesses.

CERTAIN CRITICAL ACCOUNTING POLICIES

In December 2001, the Securities and Exchange Commission (SEC) issued a financial reporting release, FR-60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." In this connection, the following information has been provided about certain critical accounting policies that are important to the Consolidated Financial Statements and that entail, to a significant extent, the use of estimates, assumptions and the application of management's judgment. These policies relate to reserves for Cardmember credit losses, Membership Rewards costs, the recognition of impairment within the investment portfolio and deferred acquisition costs.

- Provisions for credit losses related to Cardmember loans and receivables is one of the largest operating expenses of the company. Reserves for these credit losses are primarily based upon statistically driven models derived from historical experience, as well as management judgment as to the economic and business environment. In determining the reserves, management evaluates both internal credit metrics, such as migration analysis, write-off rates, recovery rates and net write-off coverage, as well as external economic data, such as unemployment, bankruptcy filings and consumer confidence, among other indicators that may impact the portfolios. To the extent historical credit experience is not indicative of future performance or other assumptions used by management do not prevail, loss experience could differ significantly, resulting in either higher or lower future provision for losses, as applicable.
- The company's Membership Rewards Loyalty Program allows Cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to merchants when Cardmembers redeem their points and establishes reserves in connection with such redemptions. The provision for the cost of Membership Rewards is based upon points awarded in the current year which are ultimately expected to be redeemed by program members and the current average cost per point of redemption. The cumulative liability for unredeemed points is adjusted over time based on actual experience and current trends with respect to redemptions. To the extent that the assumptions differ from actual redemptions, the company's future Membership Reward program cost could be higher or lower, as applicable.
- Generally, investment securities are carried at fair value on the balance sheet. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is not temporary, which requires judgment regarding the amount and timing of recovery. Typically, the company

defines an event of impairment for debt securities as issuer default or bankruptcy. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including Collateralized Debt Obligations (CDOs) and Structured Loan Trusts (backed by high-yield bonds and bank loans, respectively), which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of judgment and as such are subject to change. If actual future cash flows are less than projected, additional losses would be realized.

- AEFA's deferred acquisition costs (DAC) represent costs of acquiring new business, principally sales and other distribution and underwriting costs, that have been deferred on the sale of annuity, insurance, and certain mutual fund and other long-term products. DACs are amortized over the lives of the products, either as a constant percentage of projected earnings or as a constant percentage of the projected liabilities associated with such products. Such projections require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and, for variable products, separate account performance. As actual experience differs from the current assumptions, management considers on a quarterly basis the need to change key assumptions underlying the amortization models prospectively. For example, if the stock market trend rose or declined appreciably, it could impact assumptions made about separate account performance and result in an adjustment to income, either positively or negatively. The impact on results of operations of changing prospective assumptions with respect to the amortization of DACs is reflected in the period in which such changes are made.

CONSOLIDATED LIQUIDITY AND CAPITAL RESOURCES

The company believes allocating capital to its growing businesses with a return on risk-adjusted equity in excess of their cost of capital will continue to build shareholder value.

The company's philosophy is to retain enough earnings to provide capital such that the company can meet its growth objectives. To the extent capital available has exceeded investment opportunities, the company has returned excess capital to shareholders. The company has in place share repurchase programs to both offset the issuance of new shares as part of employee compensation plans and reduce shares outstanding. Due to the negative impact of the 2001 restructuring and disaster recovery charges and high-yield losses discussed in the Consolidated Results of Operations, no share repurchases occurred during the second half of 2001 and none are anticipated for approximately the first half of 2002.

In 1999 and 2000, the company entered into agreements under which a third party purchased 29 million company common shares at an average purchase price of $50.41 per share. These agreements, which partially offset the company's exposure from its stock option program, are separate from the company's previously authorized share repurchase program. During the term of these agreements, the company will periodically issue shares to or receive shares from the third party so that the value of the shares held by the third party equals the original purchase price for the shares. At maturity in five years, the company is required to deliver to the third party an amount equal to such original purchase price. The company may elect to settle this amount (i) physically, by paying cash against delivery of the shares held by the third party or (ii) on a net cash or net share basis. The company may also prepay outstanding amounts at any time prior to the end of the five-year term. In 2001, the company elected to prepay $350 million of the aggregate outstanding amount, which resulted in 8 million shares being delivered to the company. Net settlements under these agreements resulted in the company issuing 12 million shares in 2001 and receiving 2 million shares in 2000.

In January 2002, the SEC issued a financial reporting release, FR-61, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations." In this release, the SEC recommended that registrants enhance their disclosure of matters concerning liquidity and capital resources, including off-balance sheet arrangements, certain trading activities involving non-exchange traded contracts, and transactions with related and certain other parties. The specific matters significant to the company include on-balance sheet funding, off-balance sheet asset securitizations and contingent obligations, such as Cardmember credit lines, letters of credit and guarantees. These areas are discussed either in this section of the financial review or in each operating segment's financial review. The company does not believe it has any significant transactions with related parties.

Further, the company's transactions with its executive officers, such as use of American Express Cards and AEFA financial services, are on terms and conditions available to its employees generally.

The following table presents certain contingencies and commitments of the company relating to long-term debt and off-balance sheet financial instruments.

(Millions)	Less than one year	One through three years	Four years and thereafter
Long-term debt	$ 1,194	$5,301	$1,293
Off-balance sheet financial instruments:			
Noncancellable leases (net of subleases)	$ 354	$ 669	$1,714
Unused credit available to Cardmembers	$112,059	—	—
Loan commitments and other lines of credit	$ 968	$ 160	—
Bank standby letters of credit and bank guarantees	$ 731	$ 114	—
Bank commercial and other bank letters of credit	$ 252	$ 8	—

Note: Years reflect maturities of debt and lease operating expenses and periods other obligations are outstanding.

The company is committed to extend credit to certain Cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to Cardmembers does not represent future cash requirements. The company's Charge Card products have no preset spending limit and are not reflected in unused credit available to Cardmembers.

The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2001 and 2000, the company held $583 million and $687 million, respectively, of collateral supporting standby letters of credit and guarantees and $159 million and $242 million, respectively, of collateral supporting commercial and other letters of credit.

In addition to the contingencies and commitments listed above, the company has entered into many other contracts in the normal course of business that involve future cash payments, which are either required or contingent upon the occurrence of certain events. Management believes payments under these contracts will not have a material adverse impact on liquidity.

FINANCING ACTIVITIES

The company's most significant borrowing and liquidity needs are associated with TRS' card businesses. TRS pays merchants for point of sale card transactions and bills Cardmembers accordingly. TRS must fund merchant payments during the period Cardmember loans and receivables are outstanding. As of December 31, 2001, Cardmember loans and receivables managed were approximately $62 billion.

AEFA's borrowing needs are less significant as its funds are generated through operations, primarily by the sale of insurance or certificate products. American Express Bank's (AEB) principal funding source is customer deposits. It could experience a tightening of liquidity if customer deposits were withdrawn to the extent that loans, which are generally not readily marketable, would have to be liquidated. Such a tightening, which is not expected to occur, could be funded, among other means, by the sale of investment securities.

The company has procedures to immediately transfer short-term funds within the company to meet liquidity needs. These procedures include Parent Company support of its subsidiaries' funding. Internal transfer mechanisms are subject to and comply with various contractual and regulatory constraints.

The company's major borrowing sources (and amounts outstanding at December 31, 2001) include commercial paper issued by American Express Credit Corporation (Credco), a wholly-owned subsidiary of TRS ($18 billion), bank notes issued and Fed Funds purchased by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS ($10 billion), Cardmember lending securitizations ($13 billion off-balance sheet), and Charge Card receivable securitizations ($3 billion on-balance sheet). In addition, the company maintains committed back-up lines of credit ($10 billion to support Credco commercial paper and $3 billion for other purposes). See each segment's Liquidity and Capital Resources section for discussion of specific activities.

The availability of the credit lines is subject to the company's compliance with certain financial covenants, including the maintenance by the company of consolidated tangible net worth of at least $6.5 billion, the maintenance by Credco of a 1.25 ratio of combined earnings and fixed charges to fixed charges and the compliance by Centurion Bank with applicable regulatory capital adequacy guidelines. At December 31, 2001, consolidated tangible net worth was approximately $11.1 billion, Credco's ratio of combined earnings and fixed charges to fixed charges was 1.29 and Centurion Bank exceeded the FDIC's "well capitalized" regulatory capital adequacy guidelines.

The company's credit ratings are critical to maintaining short-term funding sources and determining related interest costs. Rating agencies review factors such as capital adequacy with a view towards maintaining certain levels of capital, liquidity, business volumes, asset quality and economic market trends, among others, in assessing the company's appropriate ratings. Subsequent to the terrorist attacks of September 11th, the company's A+ and its subsidiaries' credit ratings were affirmed by Standard & Poor's and Fitch, two credit rating agencies. At the same time, however, each agency revised its respective rating outlook on the company and its subsidiaries from stable to negative in light of the ensuing weak climate for business and consumer travel and spending and weaker capital markets. In their statements, the rating agencies indicated that while the company has significant financial resources to address short-term business volume disruptions, if business volumes remained depressed for an extended period, its credit ratings would be under pressure. See Risk Management section below for a discussion of the effect of a two level downgrade.

The Parent Company has short-term funding needs relating to shareholder dividends and other general corporate purposes. These are generally met through an intercompany dividend policy. The Board of Directors has authorized a Parent Company commercial paper program that is supported by a $1.9 billion multi-purpose credit facility that expires in increments through 2006. No borrowings have been made under this credit facility, and there was no Parent Company commercial paper outstanding during 2001 or 2000.

Total Parent Company long-term debt outstanding was $2.1 billion and $1.4 billion at December 31, 2001 and 2000, respectively. During 2001, the Parent Company issued in two traunches an aggregate of $1 billion of 5.5 percent notes due 2006, using the proceeds for general corporate purposes. At December 31, 2001 and 2000, the Parent Company had $3.6 billion and $4.6 billion, respectively, of debt or equity securities available for issuance under shelf registrations filed with the SEC. In addition, TRS, Centurion Bank, Credco, American Express Overseas Credit Corporation Limited, a wholly-owned subsidiary of Credco, and AEB have established programs for the issuance, outside the United States, of debt instruments to be listed on the Luxembourg Stock Exchange. The maximum aggregate principal amount of debt instruments outstanding at any one time under the program will not exceed $6.0 billion. At December 31, 2001 and 2000, $1.3 billion and $1.6 billion of debt, respectively, was outstanding under this program.

RISK MANAGEMENT

The company's objective is to monitor and control risk exposures to earn returns commensurate with the level of risk assumed.

Management establishes and oversees implementation of Board-approved policies covering the company's funding, investments and the use of derivative financial instruments. The company's treasury department, along with various asset and liability committees in the businesses, is responsible for managing financial market risk exposures within the context of Board-approved policies. See Note 10 to the Consolidated Financial Statements for a discussion of the company's use of derivatives.

In the second half of 2001, the company established the Corporate Risk Management Committee (CRMC) to supplement the risk management capabilities resident within its business segments by routinely reviewing key market, credit and other risk concentrations across the company and recommending corrective action where appropriate. The CRMC promotes a rigorous understanding of risks across the company and supports senior management in making risk-return decisions.

Management considers the risk of liquidity and cost of funds from the company's market related activities. Management believes a decline in the company's long-term credit rating by two levels could result in the company having to significantly reduce its commercial paper and other short-term market borrowings and replace them, in part, by taking down existing credit lines. Remaining borrowing requirements would be addressed through other means such as additional securitizations and sale or repurchase of investment securities. This would result in higher interest expense on the company's commercial paper and other debt, as well as higher fees related to unused lines of credit. The company believes a two level downgrade is unlikely due to its capital position and growth prospects.

The following sections include sensitivity analyses of three different types of market risk and estimate the effects of hypothetical sudden and sustained changes in the applicable market conditions on the ensuing year's earnings, based on year-end positions. The market changes, assumed to occur as of year-end, are a 100 basis point increase in market interest rates, a 10 percent strengthening of the U.S. dollar versus all other currencies, and a 10 percent decline in the value of equity securities under management at AEFA. Computations of the prospective effects of hypothetical interest rate, foreign exchange rate and equity market changes are based on numerous assumptions, including relative levels of market interest rates, foreign exchange rates and equity prices, as well as the levels of assets and liabilities. The hypothetical changes and assumptions will be different from what actually occurs in the future. Furthermore, the computations do not incorporate actions that management could take if the hypothetical market changes actually occur. As a result, actual earnings consequences will differ from those quantified below.

TRS' hedging policies are established, maintained and monitored by the company's treasury department. TRS generally manages its exposures along product lines. A variety of interest rate and foreign exchange hedging strategies are employed to manage interest rate and foreign currency risks.

TRS funds its Charge Card receivables and Cardmember loans using various funding sources, such as long- and short-term debt, medium-term notes, commercial paper and asset securitizations. Cardmember receivables are predominantly funded by Credco and its subsidiaries; funding for Cardmember loans is primarily through Centurion Bank. For its Charge Card and fixed rate lending products, interest rate exposure is managed through the issuance of long- and short-term debt and the use of interest rate swaps and, to a lesser extent, caps. During 2001, TRS continued its strategy by augmenting its portfolio of interest rate swaps that convert its domestic funding from floating rate to fixed rate. TRS regularly reviews its strategy and may modify it. For the majority of its Cardmember loans, which are linked to a floating rate base and generally reprice each month, TRS uses floating rate funding.

The detrimental effect on TRS pretax earnings of a hypothetical 100 basis point increase in interest rates would be approximately $48 million ($31 million related to the U.S. dollar) and $80 million ($61 million related to the U.S. dollar), based on 2001 and 2000 year-end positions, respectively. This effect is primarily a function of the extent of variable rate funding of Charge Card and fixed rate lending products, to the degree that interest rate exposure is not managed by derivative financial instruments. With respect to the managed portion of that interest rate exposure, a substantial amount of the $296 million of the company's net after-tax unrealized losses recorded in other comprehensive income on the consolidated balance sheet at December 31, 2001 represents the fair value of the related derivative financial instruments. These losses will be recognized in earnings during the terms of those derivatives contracts at the same time that the company realizes the benefits of lower market rates of interest on its funding of Charge Card and fixed rate lending products. Notwithstanding the unrealized losses, the company expects a year-over-year benefit from lower interest rates in 2002 that is in excess of $400 million.

TRS' foreign exchange risk arising from cross-currency charges and balance sheet exposures is managed primarily by entering into agreements to buy and sell currencies on a spot or forward basis. Additionally, in the latter parts of 2001 and 2000, foreign currency forward sales (with notional amounts of $323 million and $386 million, respectively) and, in the latter part of 2000, foreign currency forward purchases (with notional amounts of $92 million) were contracted to manage a portion of anticipated cash flows from operations in major overseas markets for the subsequent year. In early 2002, the company entered into additional forward contracts covering a substantial portion of the remaining cash flows from operations.

Based on the year-end 2001 and 2000 foreign exchange positions, but excluding the forward contracts managing the anticipated overseas operating results for the subsequent year, the effect on TRS' earnings of a hypothetical 10 percent strengthening of the U.S. dollar would be immaterial. With respect to the forward contracts related to anticipated overseas operating results for the subsequent year, a 10 percent strengthening would create hypothetical pretax gains of $29 million and $27 million related to the 2001 and 2000 year-end positions, respectively. Such gains, if any, would mitigate the negative effect of a stronger U.S. dollar on overseas earnings for the subsequent year.

TRS' Argentine card business is a small part of its global card operations. In December 2001 and January 2002, the Argentine government mandated the conversion of dollar denominated assets into pesos and simultaneously devalued the peso. This development has created a foreign exchange translation exposure that previously did not exist with respect to TRS' Argentine operations. The devaluation has been given effect in the financial statements as of December 31, 2001 by recording a loss of $49 million in "foreign currency translation adjustments" in the shareholders' equity section of the consolidated balance sheet. TRS is taking steps to manage this risk to the extent practicable and efficient. The effect of the devaluation on the 2001 results of operations was immaterial.

AEFA's owned investment securities are, for the most part, held by its life insurance and investment certificate subsidiaries, which primarily invest in long-term and intermediate-term fixed income securities to provide their clients with a competitive rate of return on their investments while controlling risk. Investment in fixed income securities is designed to provide AEFA with a targeted margin between the interest rate earned on investments and the interest rate credited to clients' accounts. AEFA does not invest in securities to generate trading profits for its own account.

AEFA's life insurance and investment certificate subsidiaries' investment committees regularly review models projecting various interest rate scenarios and risk/return measures and their effect on the profitability of each subsidiary. The committees' objectives are to structure their investment security portfolios based upon the type and behavior of the products in the liability portfolios to achieve targeted levels of profitability within defined risk parameters and to meet contractual obligations.

Rates credited to customers' accounts are generally reset at shorter intervals than the maturity of underlying investments. Therefore, AEFA's margins may be affected by changes in the general level of interest rates. Part of the committees' strategies include the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes.

AEFA's fees earned on the management of fixed income securities in variable annuities, variable insurance and mutual funds are generally based on the value of the portfolios.

The negative effect on AEFA's pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and customer behavior based on the application of proprietary models, to the book of business at December 31, 2001 and 2000, would be approximately $35 million and $44 million for 2001 and 2000, respectively.

AEFA's fees earned on the management of equity securities in variable annuities, variable insurance, mutual funds and other managed assets are generally based on the value of the portfolios. AEFA writes and purchases index options to manage the margin related to certain investment certificate and annuity products that pay interest based upon the relative change in a major stock market index between the beginning and end of the product's term. The negative effect on AEFA's pretax earnings of a 10 percent decline in equity markets would be approximately $81 million and $99 million based on assets under management, certificate and annuity business in-force, and index options as of December 31, 2001 and 2000, respectively.

AEB employs a variety of financial instruments in managing its exposure to fluctuations in interest and currency rates. Derivative instruments consist principally of foreign exchange spot and forward contracts, foreign currency options, interest rate swaps, futures, and forward rate agreements. Generally, they are used to manage specific interest rate and foreign exchange exposures related to deposits, long-term debt, equity, loans and securities holdings.

The negative effect of a 100 basis point increase in interest rates on AEB's pretax earnings would be $18 million and $16 million as of December 31, 2001 and 2000, respectively. The effect on earnings of a 10 percent strengthening of the U.S. dollar would be negligible and, with respect to translation exposure of foreign operations, would result in an $11 million and $10 million pretax charge against equity as of December 31, 2001 and 2000, respectively.

AEB utilizes foreign exchange and interest rate products to meet the needs of its customers. Customer positions are usually, but not always, offset. They are evaluated in terms of AEB's overall interest rate or foreign exchange exposure. AEB also takes limited proprietary positions. Potential daily exposure from trading activities is calculated using a Value at Risk methodology. This model employs a parametric technique using a correlation matrix based on historical data. The Value at Risk measure uses a 99 percent confidence interval to estimate potential trading losses over a one-day period. At December 31, 2001 and 2000, the Value at Risk for AEB was less than $1 million.

Asset/liability and market risk management at AEB are supervised by the Asset and Liability Committee, which comprises senior business managers of AEB. It meets monthly and monitors: (i) liquidity, (ii) capital exposure, (iii) capital adequacy, (iv) market risk and (v) investment portfolios. The committee evaluates current market conditions and determines AEB's tactics within risk limits approved by AEB's Board of Directors. AEB's treasury and risk management issue policies and control procedures and delegate risk limits throughout AEB's regional trading centers.

TRAVEL RELATED SERVICES

RESULTS OF OPERATIONS

Statements of Income
(Managed Basis)

Years Ended December 31, (Millions)	2001	2000	1999
Net revenues:			
Discount revenue	$ 7,714	$ 7,779	$ 6,741
Net card fees	1,691	1,653	1,604
Lending:			
Finance charge revenue	4,622	3,977	2,884
Interest expense	1,484	1,594	955
Net finance charge revenue	3,138	2,383	1,929
Travel commissions and fees	1,537	1,821	1,802
Travelers Cheque investment income	394	387	345
Other revenues	3,628	3,418	2,813
Total net revenues	**18,102**	**17,441**	**15,234**
Expenses:			
Marketing and promotion	1,145	1,348	1,247
Provision for losses and claims:			
Charge card	1,231	1,157	995
Lending	2,243	1,486	1,186
Other	164	105	85
Total	**3,638**	**2,748**	**2,266**
Charge card interest expense	1,476	1,408	1,055
Human resources	3,992	4,126	3,931
Other operating expenses	5,379	5,098	4,352
Restructuring charges	414	—	—
Disaster recovery charge*	79	—	—
Total expenses	**16,123**	**14,728**	**12,851**
Pretax income	1,979	2,713	2,383
Income tax provision	520	784	691
Net income	**$ 1,459**	**$ 1,929**	**$ 1,692**

** Excludes approximately $8 million of waived finance charges and late fees recognized in the third quarter of 2001.*

Travel Related Services reported net income of $1.46 billion in 2001, a 24 percent decrease from $1.93 billion in 2000. Excluding restructuring charges of $414 million ($267 million after-tax) and one-time costs and waived fees directly related to the September 11th terrorist attacks of $87 million ($57 million after-tax), earnings were $1.78 billion, down 8 percent from last year.

In 2001, TRS' net revenues rose 4 percent as increased cards in force, growth in Cardmember loans outstanding and higher fee revenue were partially offset by relatively flat worldwide billed business and lower travel commissions and fees. The 2001 performance reflects overall weakness in the economy, especially within the travel and entertainment sectors. In 2000, TRS' net revenues benefited from growth in worldwide billed business and Cardmember loans outstanding. Billed business rose less than 1 percent in 2001, after a 17 percent increase in 2000. The slower growth in worldwide billings during 2001 was due primarily to significantly lower corporate card spending in the travel and entertainment sector, particularly after the attacks on September 11th. U.S. billed business increased 1 percent reflecting 6 percent growth within the consumer card business on 12 percent higher transaction volume, a 2 percent increase within small business services and an 11 percent decline within Corporate Services. Excluding the impact of foreign exchange translation, total billed business outside the U.S. rose approximately 3 percent on growth in Europe and Asia, offset by declines in Canada and Latin America. U.S. non-travel and entertainment related volume categories (which represented approximately 60 percent of U.S. billed business during 2001) grew 9 percent versus last year. U.S. travel and entertainment volume declined 9 percent. Worldwide airline related volume declined 15 percent on high single digit declines in both the average airline charge and transaction volumes. In 2000, growth in billed business was due to higher average spending per basic Cardmember and growth in cards-in-force. U.S. cards-in-force rose 4 percent and 11 percent in 2001 and 2000, respectively. The smaller increase during 2001 reflected more selective consumer card and small business acquisition activities as the year progressed, in light of weakening economic conditions. International cards-in-force increased 12 percent and 14 percent in 2001 and 2000, respectively, due to growth in proprietary card products, as well as network card growth.

Discount revenue fell 1 percent in 2001 as slight billed business growth was offset by a lower discount rate. The decline in the discount rate from last year reflects the cumulative impact of stronger than average growth in the lower rate retail and other "everyday spend" merchant categories (eg., supermarkets, discounters, etc.), as well as significantly weaker T&E spending during the year. Conversely, discount revenue rose 15 percent in 2000 due to higher worldwide billed business.

Net card fees increased slightly in 2001 and 2000, reflecting growth in cards-in-force. Lending net finance charge revenue rose 32 percent and 23 percent in 2001 and 2000, respectively, from higher worldwide lending balances and, in 2001, wider net interest margins. The wider margins were due to a decrease in the proportion of the portfolio on introductory rates and the benefit of lower funding costs, partially offset by the evolving mix of products toward more lower-rate offerings. In 2000, the higher volume was partly offset by a narrowing of net interest margins in the U.S. portfolio, as a greater portion of the portfolio was on lower introductory rates, and relatively more products were offered with fixed and lower rates.

Travel commissions and fees declined 16 percent in 2001 as a result of a 24 percent contraction in travel sales due to the effects of the September 11th terrorist attacks and the weaker corporate travel environment throughout the year. Travel commissions and fees increased only slightly in 2000, reflecting the impact of the sale of an international leisure travel business. The increases in other revenues in 2001 and 2000 include the effect of higher card related fee income and larger insurance premiums.

Marketing and promotion expense declined 15 percent in 2001 as certain marketing efforts were rationalized in light of the weaker business environment. Marketing and promotion expense increased in 2000 reflecting higher media, card acquisition and merchant-related advertising costs.

The worldwide Charge Card provision increased in both years due to higher volumes and, in 2001, generally weaker economic and business conditions. The worldwide lending provision rose in both 2001 and 2000, reflecting portfolio growth and the natural maturation process for loans added over the past several years. In 2001, the increase was also due to generally weaker economic and business conditions, as unemployment and bankruptcies increased. Charge Card interest expense rose in 2001 and 2000 as a result of higher borrowing rates which, in 2001, were partly offset by lower billed business volumes.

In 2001, human resources expenses decreased as a result of a lower average number of employees, reflecting ongoing reengineering efforts throughout the year, lower levels of incentive compensation, and reduced contract programmer expenses. Conversely, in 2000 human resources expense rose due to a higher average number of employees and merit increases. In 2001, other operating expenses rose due to Cardmember loyalty programs, business growth and lower gains than the prior year, partially offset by reegineering activities and other cost containment efforts. Similarly, in 2000, other operating expenses rose due to increased Cardmember loyalty programs and business growth as well as greater investment spending, partially offset by gains related to the sale of an international leisure travel business and an investment in an internet company.

Selected Statistical Information

(Billions, except percentages and where indicated) Years Ended December 31,	2001	2000	1999
Total cards-in-force (millions):			
United States	34.6	33.3	29.9
Outside the United States	20.6	18.4	16.1
Total	**55.2**	**51.7**	**46.0**
Basic cards-in-force (millions):			
United States	26.8	26.3	23.4
Outside the United States	15.6	13.9	12.3
Total	**42.4**	**40.2**	**35.7**
Card billed business:			
United States	$ 224.5	$ 221.7	$ 186.4
Outside the United States	73.5	75.0	67.7
Total	**$ 298.0**	**$ 296.7**	**$ 254.1**
Average discount rate*	2.67%	2.70%	2.72%
Average basic Cardmember spending (dollars)*	$ 7,666	$ 8,229	$ 7,758
Average fee per card—managed (dollars)*	$ 34	$ 36	$ 39
Non-Amex brand:**			
Cards-in-force (millions)	0.7	0.6	0.3
Billed business	$ 3.4	$ 3.2	$ 0.7
Travel sales	$ 17.2	$ 22.6	$ 22.5
Travel commissions and fees/sales	8.9%	8.1%	8.0%
Travelers Cheque:			
Sales	$ 23.5	$ 24.6	$ 23.3
Average outstandings	$ 6.4	$ 6.4	$ 6.2
Average investments	$ 6.6	$ 6.2	$ 5.9
Tax equivalent yield	9.0%	8.9%	8.8%
Managed Charge Card Receivables:***			
Total receivables	$ 26.2	$ 29.0	$ 27.0
90 days past due as a % of total	2.9%	2.3%	2.5%
Loss reserves (millions)	$ 1,032	$ 964	$ 857
% of receivables	3.9%	3.3%	3.2%
% of 90 days past due	136%	142%	126%
Net loss ratio	0.42%	0.36%	0.41%
Managed U.S. Cardmember Lending:***			
Total loans	$ 32.0	$ 28.7	$ 23.4
Past due loans as a % of total:			
30–89 days	2.1%	1.9%	1.8%
90+ days	1.2%	0.9%	0.8%
Loss reserves (millions):			
Beginning balance	$ 820	$ 672	$ 619
Provision	1,933	1,258	994
Net charge-offs/other	(1,676)	(1,110)	(941)
Ending balance	**$ 1,077**	**$ 820**	**$ 672**
% of loans	3.4%	2.9%	2.9%
% of past due	101%	104%	110%
Average loans	$ 30.7	$ 25.8	$ 18.9
Net write-off rate	5.6%	4.4%	5.0%
Net interest yield	8.8%	7.6%	8.6%

** Computed from proprietary card activities only.*

*** This data relates to Visa and Eurocards issued in connection with joint venture activities.*

**** Managed Cardmember receivables and loans include securitized assets not reflected on the Consolidated Balance Sheets.*

EFFECT OF SECURITIZATIONS

TRS securitizes loans, receivables and, to a limited extent, leases, in the normal course of its business. The above statements of income and related discussion present TRS results on a managed basis, as if there had been no loan or receivable securitization transactions. See Note 6 to the Consolidated Financial Statements for further information regarding the company's securitizations.

As discussed in Consolidated Liquidity and Capital Resources, one of TRS' primary sources of funding is securitization of Cardmember loans and receivables. TRS securitizes U.S. Cardmember loans and, in large part, transfers the interests in those assets' cash flows to third party investors. TRS continues to service the accounts and receives a fee for doing so; the fair value and carrying amount of these future servicing fees, net of related costs, are not material. Each new sale of securitized loans results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip. For the securitized assets whose interests are not sold, the company retains the rights to all their related cash flows. Those assets, therefore, are not taken off the balance sheet and are known as seller's interests. In some instances, the company, through affiliates, invests in subordinated interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale.

The gain or loss recorded when loans are securitized is the difference between the proceeds of sale and the book basis of the assets sold. That book basis is determined by allocating the carrying amount of the assets, net of applicable reserve for losses, between the assets sold and the retained interests based on their relative fair values. Fair values are based on market prices at date of transfer for assets sold and on the estimated present value of future cash flows for retained interests.

On a GAAP reporting basis, TRS results included securitization gains of $155 million ($101 million after-tax) in 2001, $142 million ($92 million after-tax) in 2000, and $154 million ($100 million after-tax) in 1999. These gains were offset by expenses related to card acquisition initiatives and, therefore, had no material impact on net income or total expenses in any year. The following tables reconcile the TRS income statement from a managed basis to a GAAP basis. These tables are not complete statements of income, as they include only those income statement items that are affected by securitizations.

Year Ended December 31, (Millions)	2001		
	Managed Basis	Securitization Effect	GAAP Basis
Net revenues:			
Net card fees	$ 1,691	$ (16)	$ 1,675
Lending net finance charge revenue	3,138	(2,226)	912
Other revenues	3,628	1,499	5,127
Total net revenues	18,102	(743)	17,359
Expenses:			
Marketing and promotion	1,145	92	1,237
Provision for losses and claims:			
Charge card	1,231	(36)	1,195
Lending	2,243	(925)	1,318
Charge card interest expense	1,476	(33)	1,443
Net discount expense	—	96	96
Other operating expenses	5,379	63	5,442
Total expenses	16,123	(743)	15,380
Pretax income	$ 1,979	$ —	$ 1,979

Year Ended December 31, (Millions)	2000		
	Managed Basis	Securitization Effect	GAAP Basis
Net revenues:			
Net card fees	$ 1,653	$ (2)	$ 1,651
Lending net finance charge revenue	2,383	(1,396)	987
Other revenues	3,418	1,077	4,495
Total net revenues	17,441	(321)	17,120
Expenses:			
Marketing and promotion	1,348	86	1,434
Provision for losses and claims:			
Charge card	1,157	(151)	1,006
Lending	1,486	(595)	891
Charge card interest expense	1,408	(206)	1,202
Net discount expense	—	489	489
Other operating expenses	5,098	56	5,154
Total expenses	14,728	(321)	14,407
Pretax income	**$ 2,713**	**$ —**	**$ 2,713**

Year Ended December 31, (Millions)	1999		
	Managed Basis	Securitization Effect	GAAP Basis
Net revenues:			
Net card fees	$ 1,604	$ (5)	$ 1,599
Lending net finance charge revenue	1,929	(596)	1,333
Other revenues	2,813	497	3,310
Total net revenues	15,234	(104)	15,130
Expenses:			
Marketing and promotion	1,247	91	1,338
Provision for losses and claims:			
Charge card	995	(130)	865
Lending	1,186	(387)	799
Charge card interest expense	1,055	(220)	835
Net discount expense	—	479	479
Other operating expenses	4,352	63	4,415
Total expenses	12,851	(104)	12,747
Pretax income	**$ 2,383**	**$ —**	**$ 2,383**

LIQUIDITY AND CAPITAL RESOURCES

Selected Balance Sheet Information

December 31, (Billions, except percentages)	2001	2000
Accounts receivable, net	$ 28.5	$ 29.6
Travelers Cheque investments	$ 6.8	$ 6.5
U.S. Cardmember loans	$ 16.9	$ 17.4
Total assets	$ 69.4	$ 71.4
Travelers Cheques outstanding	$ 6.2	$ 6.1
Short-term debt	$ 31.8	$ 36.7
Long-term debt	$ 6.0	$ 3.3
Total liabilities	$ 62.7	$ 64.8
Total shareholder's equity	$ 6.7	$ 6.6
Return on average equity*	21.9%	33.0%
Return on average assets*	2.1%	3.0%

**Excluding the effect of SFAS No. 115 and SFAS No. 133. The company adopted SFAS No. 133 on January 1, 2001.*

The American Express Credit Account Master Trust (the Trust) securitized $4.3 billion and $4.0 billion of loans in 2001 and 2000, respectively, through the public issuance of investor certificates. During 2001, $1.0 billion of investor certificates that were previously issued by the Trust matured, resulting in $3.3 billion of net additional securitizations during the year. There were no certificate maturities in 2000. The securitized assets consist of loans arising in a portfolio of designated consumer American Express credit card, Optima Line of Credit and Sign & Travel/Extended Payment Option revolving credit accounts or features owned by American Express Centurion Bank (Centurion Bank), a wholly-owned subsidiary of TRS, and, in the future, may include other charge or credit accounts or features or products. At December 31, 2001 and 2000, TRS had a total of $14.3 billion and $11.0 billion, respectively, of Trust-related securitized loans which are not on the Consolidated Balance Sheets. In early 2002, the company securitized an additional $920 million of loans.

Under the terms of the Trust pooling and servicing agreement, the occurrence of certain events, or triggers, could result in the Trust being required to pay down the investor certificates before their expected payment dates over an early amortization period. Examples of these events include: the failure or the decline of the securitized assets to generate specified yields over a defined period of time, and the decline of the total of the securitized assets' principal balances below a specified percentage of total investor certificates outstanding after the failure to add additional securitized assets as required by the agreement. The company does not expect an early amortization event to occur. In the event of a pay-down, $13.1 billion of assets ($14.3 billion securitized less $1.2 billion retained subordinated interests) would come back on-balance sheet and an alternate source of funding of a commensurate amount would have to be obtained. Had a total pay-down hypothetically occurred at a single point in time at December 31, 2001, the one-time negative effect on results of operations would have been approximately $600 million pretax, reflecting approximately $445 million of additional reserve for credit losses related to the $14.3 billion of Cardmember loans that would come back on the balance sheet, plus $155 million of final amortization of the interest-only strip.

The American Express Master Trust (the Master Trust) securitizes Charge Card receivables generated under designated American Express Card, Gold Card and Platinum Card consumer accounts through the issuance of trust certificates. In both 2001 and 2000, $600 million of accounts receivable trust certificates that were previously issued by the Master Trust matured from the Charge Card securitization portfolio. In 2001, the Master Trust securitized $750 million of Charge Card receivables which remain on the Consolidated Balance Sheets. In early 2002, the Master Trust securitized an additional $750 million of Charge Card receivables, which also remain on the balance sheet. As a result of the company's adoption of SFAS No. 140 during 2001, as further discussed in Note 1 to the Consolidated Financial Statements, TRS had securitized receivables of $3.0 billion on the Consolidated Balance Sheets at December 31, 2001; whereas at December 31, 2000, TRS' $2.85 billion of comparable securitized receivables were not reflected on the Consolidated Balance Sheets. The Master Trust specifies events, the occurrence of which would result in a pay-down. The company does not expect a pay-down to occur. While virtually no financial statement impact would result from a pay-down, as the assets are already on-balance sheet, an alternate source of funding for $3.0 billion of receivables would have to be obtained.

Further, with respect to both the American Express Credit Account Master Trust and the American Express Master Trust, a decline in the actual or implied short-term credit rating of TRS below A-1/P-1 will trigger a requirement that TRS, as servicer, transfer collections on the securitized assets to investors on a daily, rather than a monthly, basis or make alternative arrangements with the rating agencies so as to allow TRS to continue to transfer collections on a monthly basis. Examples of such alternative arrangements include obtaining appropriate guaranties for the performance of the payment and deposit obligations of TRS, as servicer.

TRS also securitizes equipment lease receivables. At December 31, 2001 and 2000, the amount sold and outstanding to third party investors was $675 million and $242 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

In 2000, Credco called $150 million 1.125% Cash Exchangeable Notes due 2003. The notes were exchangeable for an amount in cash which was linked to the price of the common shares of the company. Credco had entered into agreements to fully hedge its obligations. Accordingly, the related hedging agreements were called at the same time.

TRS, primarily through Credco, maintained commercial paper outstanding of approximately $18.0 billion at an average interest rate of 1.9% and approximately $20.4 billion at an average interest rate of 6.4% at December 31, 2001 and 2000, respectively. Unused lines of credit of approximately $10.4 billion, which expire in increments from 2002 through 2006, were available at December 31, 2001 to support a portion of TRS' commercial paper borrowings.

Borrowings under bank lines of credit totaled $1.3 billion and $1.4 billion at December 31, 2001 and 2000, respectively.

In early 2002, Credco issued an aggregate of $1.4 billion of medium-term notes at fixed and floating rates with maturities of one to three years.

AMERICAN EXPRESS FINANCIAL ADVISORS

RESULTS OF OPERATIONS

Statements of Income

Years Ended December 31, (Millions)	2001	2000	1999
Revenues:			
Investment income	$ 1,162	$ 2,292	$ 2,443
Management and distribution fees	2,458	2,812	2,270
Other revenues	1,171	1,026	923
Total revenues	**4,791**	**6,130**	**5,636**
Provision for losses and benefits:			
Annuities	989	1,018	1,071
Insurance	648	556	522
Investment certificates	329	337	306
Total	**1,966**	**1,911**	**1,899**
Net revenues	**2,825**	**4,219**	**3,737**
Expenses:			
Human resources	1,969	2,093	1,744
Other operating expenses	762	643	630
Restructuring charges	107	—	—
Disaster recovery charge	11	—	—
Total expenses	**2,849**	**2,736**	**2,374**
Pretax (loss) income	(24)	1,483	1,363
Income tax (benefit) provision	(76)	451	428
Net income	**$ 52**	**$ 1,032**	**$ 935**

American Express Financial Advisors reported a 95 percent decline in net income in 2001. Included in these results are restructuring charges of $107 million ($70 million after-tax) and insurance claims of $11 million ($8 million after-tax) directly related to the September 11th terrorist attacks. The restructuring charge primarily reflects severance for the elimination of approximately 1,300 jobs and costs related to facility consolidation. Excluding these items, net income would have been $130 million, an 87 percent decrease from a year ago. In addition, during the first half of 2001 AEFA incurred $1.01 billion in charges ($669 million after-tax) from the write down and sale of some high-yield securities and from reducing risk within its investment portfolio. Net revenues fell 33 percent in 2001 due to lower spreads on investment portfolio products, reduced management and distribution fees and the high-yield losses noted above. Net revenues and net income in 2000 increased 13 percent and 10 percent, respectively, over 1999 levels. These results reflected higher fees due to growth in average managed assets and product sales, partially offset by the effect of narrower spreads on the investment portfolio. The spreads included a $123 million pretax ($88 million after-tax) charge to write down high-yield securities.

Management and distribution fees declined 13 percent in 2001 due to lower average assets under management and weaker sales, particularly in mutual fund products, reflecting the negative impact of weak equity market conditions throughout the year. Conversely, in comparing 2000 with 1999, management and distribution fees increased 24 percent due to greater management fee revenue from higher average assets under management, positive net sales and net year-over-year benefits from equity fee hedges. Investment income decreased in both 2001 and 2000. Both years benefited from growth in average investments, although this was more than offset by the high-yield losses mentioned earlier and from the decrease in the value of options hedging the outstanding stock market certificates, which are offset in the certificate provisions. Lower average yields, primarily due to the portfolio repositioning, also contributed to the decline in investment income during 2001. Other revenues rose in both years from increased life and property-casualty insurance premiums and charges and from higher financial planning fees. Starting in 2000, franchise fees from Platform 2 advisors (those that operate as independent contractors under the American Express brand) were collected and have been included in other revenues. The provision for losses and benefits for annuities declined due to lower fixed annuities in-force in both years; 2001 also benefited from lower accrual rates, while in 2000, higher accrual rates partially offset the decline. Insurance provisions rose in 2001 and 2000, reflecting higher in-force levels in both years and greater accrual rates in 2000. Investment certificate provisions decreased in 2001 as higher in-force levels were offset by lower accrual rates. In 2000, investment certificate provisions rose due to both higher in-force levels and accrual rates. In both years, investment certificate provisions were decreased by the impact of depreciation in the S&P 500 on the stock market certificate product.

Human resources expenses declined in 2001, reflecting lower field force compensation-related expenses due to the decline in advisors and the impact of lower volumes on advisor compensation, as well as the benefits of reengineering and cost containment initiatives within the home office where the average number of employees was down 7 percent from last year. In 2000, human resources expenses rose due to higher advisor compensation from growth in sales volumes and asset levels and a greater number of advisors and employees; additionally the increase in 2000 reflected costs related to the new advisor platforms. Other operating expenses increased in both years. In 2001, the increase reflects accelerated investing activities for various strategic, reengineering, technology and product development projects and a higher minority interest related to a joint venture with AEB. In 2000, the increase was due to costs related to higher business volumes and the implementation of the new advisor platforms, including greater rent and equipment support costs. In both 2001 and 2000, human resources and other operating expenses included higher amortization of DAC for variable insurance and annuity products.

Selected Statistical Information

(Millions, except percentages and where indicated) Years Ended December 31,	2001	2000	1999
Life insurance in-force (billions)	$ 107.9	$ 98.1	$ 89.2
Deferred annuities in-force (billions)	$ 41.3	$ 45.3	$ 47.4
Assets owned, managed or administered (billions):			
Assets managed for institutions	$ 49.7	$ 55.0	$ 55.5
Assets owned, managed or administered for individuals:			
Owned assets:			
Separate account assets	27.3	32.3	35.9
Other owned assets	44.2	41.3	38.7
Total owned assets	**71.5**	**73.6**	**74.6**
Managed assets	98.7	112.0	115.1
Administered assets	33.4	34.4	24.8
Total	**$ 253.3**	**$ 275.0**	**$ 270.0**
Market appreciation (depreciation) during the period:			
Owned assets:			
Separate account assets	$ (5,752)	$ (5,109)	$ 8,172
Other owned assets	$ 879	$ 106	$ (1,126)
Managed assets	$ (18,662)	$ (14,467)	$ 23,774
Cash sales:			
Mutual funds	$ 33,581	$ 44,068	$ 34,269
Annuities	5,648	5,886	3,902
Investment certificates	3,788	3,297	3,591
Life and other insurance products	895	900	746
Institutional	5,006	6,601	5,012
Other	5,276	3,557	3,514
Total cash sales	**$ 54,194**	**$ 64,309**	**$ 51,034**
Number of financial advisors	11,535	12,663	11,366
Fees from financial plans and advice services (thousands)	$ 107,518	$ 97,680	$ 88,509
Percentage of total sales from financial plans and advice services	72.5%	68.1%	66.7%

LIQUIDITY AND CAPITAL RESOURCES

Selected Balance Sheet Information

December 31, (Billions, except percentages)	2001	2000
Investments	$ 33.6	$ 30.5
Separate account assets	$ 27.3	$ 32.3
Deferred acquisition costs	$ 3.7	$ 3.5
Total assets	$ 71.5	$ 73.6
Client contract reserves	$ 32.8	$ 31.4
Separate account liabilities	$ 27.3	$ 32.3
Total liabilities	$ 66.1	$ 69.2
Total shareholder's equity	$ 5.4	$ 4.4
Return on average equity*	1.0%	22.6%

**Excluding the effect of SFAS No. 115 and SFAS No. 133. The company adopted SFAS No. 133 on January 1, 2001.*

AEFA's total assets and liabilities decreased in both 2001 and 2000 due to declines in separate account assets and liabilities as a result of market depreciation, partly offset by positive net sales. Investments are comprised primarily of corporate bonds and mortgage-backed securities, including $1.3 billion and $3.7 billion in below investment grade debt securities, and $4.0 billion and $4.1 billion in mortgage loans at December 31, 2001 and 2000, respectively. Non-performing assets relative to invested assets were

0.1% and 0.9% at December 31, 2001 and 2000, respectively. Investments are principally funded by sales of insurance, annuities and certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

During 2001 the company placed a majority of its rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. The company has no obligations, contingent or otherwise, to such unaffiliated investors. One of the results of this transaction is that increases and decreases in future cash flows of the individual CDOs are combined into one overall cash flow for purposes of determining the carrying value of the retained interests and related impact on results of operations.

AEFA's client contract reserves are for current and future obligations related to fixed annuities, investment certificates, and life and disability insurance. The obligations for fixed annuities, universal life contracts and investment certificates are based on the underlying contract accumulation values. The obligations for other traditional life insurance products are based on various assumptions, including mortality rates, morbidity rates and policy persistency. To the extent that actual future experience differs with respect to other traditional life insurance products, these reserves would be adjusted through the provision for losses and benefits.

Separate account assets, primarily investments carried at market value, and liabilities represent funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. AEFA earns investment management, administration and other fees from the related accounts.

In light of the investment losses recorded during the first half of 2001, AEFA received a capital contribution of $490 million from the Parent Company during the year.

AMERICAN EXPRESS BANK

RESULTS OF OPERATIONS
Statements of Income

Years Ended December 31, (Millions)	2001	2000	1999
Net revenues:			
Interest income	$ 698	$ 735	$ 737
Interest expense	396	484	446
Net interest income	302	251	291
Commissions and fees	203	214	179
Foreign exchange income and other revenues	144	126	151
Total net revenues	**649**	**591**	**621**
Expenses:			
Human resources	247	257	271
Other operating expenses	255	273	294
Provision for losses:			
Ongoing	65	28	29
Restructuring related	26	—	—
Total provision for losses	91	28	29
Restructuring charge	70	—	—
Total expenses	**663**	**558**	**594**
Pretax (loss) income	(14)	33	27
Income tax (benefit) provision	(1)	4	5
Net (loss) income	**$ (13)**	**$ 29**	**$ 22**

American Express Bank reported a net loss of $13 million in 2001, compared with net income of $29 million in 2000. Excluding restructuring charges of $96 million ($65 million after-tax), 2001 net income would have been $52 million, an 82 percent increase from 2000. Net revenues rose 10 percent in 2001, reflecting strong performance in Personal Finance Services (PFS) and Private Banking, partially offset by lower revenue from Corporate Banking activities as the company continues to shift its business focus away from that sector. In 2000, net revenues declined 5 percent.

Net interest income in 2001 increased from a year ago due to higher consumer loans and the effects of lower funding costs, partially offset by decreases in corporate banking volumes. In 2000, net interest income declined, primarily due to the effects of higher funding costs. In 2001, commissions and fees decreased due to lower results in corporate banking, and lower mutual fund fees within the financial institution business, partially offset by higher loan volumes in PFS. In 2000, commissions and fees increased, reflecting growth in private banking, PFS, and the financial institution business. In 2001, foreign exchange income and other revenue increased due to higher income from a joint venture with AEFA, partially offset by lower corporate banking revenue and other joint venture income. In 2000, foreign exchange income and other revenues declined from the prior year as a result of lower securities gains and joint venture income.

Human resources and other operating expenses declined in both years, reflecting reengineering savings and the benefits of lower employee levels, as AEB continued to rationalize certain country activities. Provision for losses increased substantially in 2001 primarily due to higher PFS loan volumes.

Selected Statistical Information

Years Ended December 31, (Billions, except percentages)	2001	2000	1999
Assets managed*/administered	$ 11.4	$ 10.6	$ 8.6
Assets of non-consolidated joint ventures	$ 1.9	$ 2.1	$ 2.2

**Includes assets managed by American Express Financial Advisors.*

LIQUIDITY AND CAPITAL RESOURCES

Selected Balance Sheet Information

December 31, (Billions, except percentages and where indicated)	2001	2000
Total loans	$ 5.3	$ 5.3
Total non-performing loans (millions)	$ 123	$ 137
Other non-performing assets (millions)	$ 22	$ 24
Reserve for credit losses (millions)*	$ 148	$ 153
Loan loss reserve as a % of total loans	2.4%	2.6%
Total assets	$ 11.9	$ 11.4
Deposits	$ 8.4	$ 8.0
Total liabilities	$ 11.1	$ 10.7
Total shareholder's equity (millions)	$ 761	$ 754
Return on average assets**	(0.11)%	0.26%
Return on average common equity**	(2.0)%	4.4%
Risk-based capital ratios:		
Tier I	11.1%	10.1%
Total	12.2%	11.4%
Leverage ratio	5.3%	5.9%
*Allocation of reserves (millions)		
Loans	$ 128	$ 137
Other assets, primarily derivatives	4	14
Other liabilities	16	2
Total reserve for credit losses	**$ 148**	**$ 153**

***Excluding the effect of SFAS No. 115 and SFAS No. 133. The company adopted SFAS No. 133 on January 1, 2001.*

AEB had approximately $5.3 billion outstanding in worldwide loans at December 31, 2001 and 2000. Current year activities included a $900 million decrease in corporate banking loans, as AEB continued to focus on reducing exposure in this activity while emphasizing consumer and private banking loans, which rose by $800 million ($1.0 billion excluding the effect of asset sales and securitizations in the consumer loan portfolio). In addition, financial institution loans decreased by $100 million. Other banking activities, such as securities, unrealized gains on foreign exchange and derivatives contracts, various contingencies and market placements added approximately $7.3 billion and $7.4 billion to AEB's credit exposures at December 31, 2001 and 2000, respectively. In December 2001 and January 2002, the Argentine government mandated the conversion of dollar denominated assets into pesos and simultaneously devalued the peso. AEB's credit exposures to Argentina at December 31, 2001 were $56 million, which includes loans of $25 million.

CORPORATE AND OTHER

Corporate and Other reported net expenses of $187 million, $180 million and $174 million in 2001, 2000 and 1999, respectively. 2001 results include $14 million pretax ($9 million after-tax) of the restructuring charges noted earlier.

Results for 2001, 2000 and 1999 include a $46 million pretax ($39 million after-tax) preferred stock dividend based on earnings from Lehman Brothers. The dividend was offset by business building initiatives in each year, and costs related to the Y2K issue in 1999.

OTHER REPORTING MATTERS

ACCOUNTING DEVELOPMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The company adopted the new rules as of January 1, 2002. As a result, goodwill is no longer being amortized. The impact on the company's net income in 2001 and 2000 from goodwill amortization was $106 million ($82 million after-tax) and $98 million ($77 million after-tax), respectively. While the company is currently evaluating the provisions of the new rules related to impairment testing, it does not expect that such tests will result in any material effect on the company's results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The company is required to adopt SFAS No. 143 as of January 1, 2003. The adoption of this Statement is not expected to have a material impact on the company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This new Statement also supercedes certain aspects of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business. The new rule requires operating losses from discontinued operations to be reported in future periods, as incurred. In addition, businesses below the operating segment level may qualify for discontinued operations treatment. The company adopted the provisions of the Statement as of January 1, 2002, which will primarily affect the company if and when qualifying future business dispositions occur.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements about the company's financial performance and business prospects. These are subject to certain risks and uncertainties which could cause actual results to differ materially from such statements. These statements are contained in the sections "Letter to Shareholders" and "Financial Review," among others. The words "believe," "expect," "anticipate," "optimistic," "intend," "aim," "will," "should," "could," and similar expressions are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company undertakes no obligation to update or revise any forward-looking statements. In addition to those described elsewhere in this Report, factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to: fluctuation in the equity markets, which can affect the amount and types of investment products sold by AEFA, the market value of its managed assets, and management and distribution fees received based on those assets; potential deterioration in the high-yield sector and other investment areas, which could result in further losses in AEFA's investment portfolio; the ability of AEFA to sell certain high-yield investments at expected values and within anticipated timeframes and to maintain its high-yield portfolio at certain levels in the future; developments relating to AEFA's new platform structure for financial advisors, including the ability to increase advisor productivity, moderate the growth of new advisors and create efficiencies in the infrastructure; AEFA's ability to roll out new and attractive products in a timely manner and effectively manage the economics in selling a growing volume of non-proprietary products; investment performance in AEFA's businesses; the success, timeliness and financial impact, including costs, cost savings and other benefits of reengineering initiatives being implemented or considered by the company, including cost management, structural and strategic measures such as vendor, process, facilities and operations consolidation, outsourcing, relocating certain functions to lower cost overseas locations, moving internal and external functions to the Internet to save costs, the scale-back of corporate lending in certain regions, and planned staff reductions relating to certain of such reengineering actions; the ability to control and manage operating, infrastructure, advertising and promotion and other expenses as business expands or changes, including balancing the need for longer-term investment spending; the impact on the company's businesses and uncertainty created by the September 11th terrorist attacks, and the potential negative effect on the company of any such attacks in the future; the company's ability to recover under its insurance policies for losses resulting from the September 11th terrorist attacks; consumer and business spending on the company's travel related services products, particularly credit and charge cards and growth in card lending balances, which depend in part on the ability to issue new and enhanced card products and increase revenues from such products, attract new Cardholders, capture a greater share of existing Cardholders' spending, sustain premium discount rates, increase merchant coverage, retain Cardmembers after low introductory lending rates have expired, and expand the global network services business; the ability to execute the company's global corporate services strategy including greater penetration of middle market companies, increasing capture of non-T&E spending through greater use of the company's purchasing card and other means, and further globalizing business capabilities; successfully expanding the company's on-line and off-line distribution channels and cross-selling financial, travel, card and other products and services to its customer base, both in the U.S. and abroad; effectively leveraging the company's assets, such as its brand, customers and international presence in the Internet environment; investing in and competing at the leading edge of technology across all businesses; a downturn in the company's businesses and/or negative changes in the company's and its subsidiaries' credit ratings which could result in contingent payments under contracts, decreased liquidity and higher borrowing costs; increasing competition in all of the company's major businesses; fluctuations in interest rates, which impact the company's borrowing costs, return on lending products and spreads in the investment and insurance businesses; credit trends and the rate of bankruptcies, which can affect spending on card products, debt payments by individual and corporate customers and businesses that accept the company's card products and returns on the company's investment portfolios; foreign currency exchange rates; political or economic instability in certain regions or countries, which could affect commercial and other lending activities, among other businesses; legal and regulatory developments, such as in the areas of consumer privacy and data protection; acquisitions; and outcomes in litigation. A further description of these and other risks and uncertainties can be found in the company's most recent 10-K, 10-Q and 8-K reports filed with the SEC.

Consolidated Statements of Income
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions, except per share amounts)	2001	2000	1999
Revenues			
Discount revenue	$ 7,714	$ 7,779	$ 6,741
Interest and dividends, net	2,137	3,290	3,346
Management and distribution fees	2,458	2,812	2,269
Net card fees	1,675	1,651	1,599
Travel commissions and fees	1,537	1,821	1,802
Other commissions and fees	2,432	2,344	1,824
Cardmember lending net finance charge revenue	912	987	1,333
Life and other insurance revenues	674	575	517
Other	3,043	2,416	1,847
Total	22,582	23,675	21,278
Expenses			
Human resources	6,271	6,633	6,038
Provisions for losses and benefits:			
Annuities and investment certificates	1,318	1,355	1,377
Life insurance, international banking and other	909	694	639
Charge card	1,195	1,006	865
Cardmember lending	1,318	891	799
Professional services	1,651	1,530	1,322
Occupancy and equipment	1,574	1,528	1,328
Interest	1,501	1,354	1,051
Marketing and promotion	1,301	1,515	1,424
Communications	528	514	518
Restructuring charges	605	—	—
Disaster recovery charge	90	—	—
Other	2,725	2,747	2,479
Total	20,986	19,767	17,840
Pretax income	1,596	3,908	3,438
Income tax provision	285	1,098	963
Net income	$ 1,311	$ 2,810	$ 2,475
Earnings Per Common Share			
Basic	$ 0.99	$ 2.12	$ 1.85
Diluted	$ 0.98	$ 2.07	$ 1.81
Average common shares outstanding for earnings per common share:			
Basic	1,324	1,327	1,340
Diluted	1,336	1,360	1,369

See notes to consolidated financial statements.

Consolidated Balance Sheets
AMERICAN EXPRESS COMPANY

December 31, (Millions, except share data)	2001	2000
Assets		
Cash and cash equivalents	$ 7,222	$ 8,487
Accounts receivable and accrued interest:		
Cardmember receivables, less credit reserves: 2001, $1,032; 2000, $809	25,212	25,067
Other receivables, less credit reserves: 2001, $134; 2000, $123	4,286	5,476
Investments	46,488	43,747
Loans:		
Cardmember lending, less credit reserves: 2001, $831; 2000, $650	20,131	19,855
International banking, less credit reserves: 2001, $130; 2000, $137	5,155	5,207
Other, net	1,154	1,026
Separate account assets	27,334	32,349
Deferred acquisition costs	3,737	3,574
Land, buildings and equipment—at cost, less accumulated depreciation: 2001, $2,507; 2000, $2,219	2,811	2,506
Other assets	7,570	7,129
Total assets	**$ 151,100**	**$ 154,423**
Liabilities and Shareholders' Equity		
Customers' deposits	$ 14,557	$ 13,870
Travelers Cheques outstanding	6,190	6,127
Accounts payable	6,820	7,495
Insurance and annuity reserves:		
Fixed annuities	19,592	19,417
Life and disability policies	4,944	4,681
Investment certificate reserves	8,227	7,348
Short-term debt	31,569	36,030
Long-term debt	7,788	4,711
Separate account liabilities	27,334	32,349
Other liabilities	11,542	10,211
Total liabilities	**138,563**	**142,239**
Guaranteed preferred beneficial interests in the company's junior subordinated deferrable interest debentures	500	500
Shareholders' Equity		
Common shares, $.20 par value, authorized 3.6 billion shares; issued and outstanding 1,331 million shares in 2001 and 1,326 million shares in 2000	266	265
Capital surplus	5,527	5,439
Retained earnings	6,421	6,198
Other comprehensive loss, net of tax:		
Net unrealized securities gains (losses)	334	(145)
Net unrealized derivatives losses	(296)	—
Foreign currency translation adjustments	(112)	(73)
Minimum pension liability	(103)	—
Accumulated other comprehensive loss	(177)	(218)
Total shareholders' equity	**12,037**	**11,684**
Total liabilities and shareholders' equity	**$ 151,100**	**$ 154,423**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
AMERICAN EXPRESS COMPANY

Years Ended December 31, (Millions)	2001	2000	1999
Cash Flows from Operating Activities			
Net income	$ 1,311	$ 2,810	$ 2,475
Adjustments to reconcile net income to net cash provided by operating activities:			
Provisions for losses and benefits	3,283	2,697	2,392
Depreciation, amortization, deferred taxes and other	1,196	393	13
Non-cash portion of restructuring charges	580	—	—
Non-cash portion of disaster recovery charge	20	—	—
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Accounts receivable and accrued interest	455	(1,623)	(1,079)
Other assets	(216)	(426)	(294)
Accounts payable and other liabilities	(1,456)	2,377	2,371
(Decrease) increase in Travelers Cheques outstanding	(89)	(82)	392
Increase in insurance reserves	240	207	173
Net cash provided by operating activities	**5,324**	**6,353**	**6,443**
Cash Flows from Investing Activities			
Sale of investments	11,049	3,117	3,031
Maturity and redemption of investments	6,182	5,295	5,279
Purchase of investments	(19,912)	(9,121)	(11,287)
Net increase in Cardmember loans/receivables	(3,147)	(10,661)	(11,787)
Cardmember loans/receivables sold to trust, net	3,465	3,338	3,586
Proceeds from repayment of loans	23,937	24,288	21,002
Issuance of loans	(23,345)	(24,587)	(20,762)
Purchase of land, buildings and equipment	(859)	(919)	(737)
Sale of land, buildings and equipment	22	35	11
(Acquisitions) dispositions, net of cash acquired/sold	(165)	212	(82)
Net cash used in investing activities	**(2,773)**	**(9,003)**	**(11,746)**
Cash Flows from Financing Activities			
Net increase in customers' deposits	988	954	2,853
Sale of annuities and investment certificates	5,506	5,588	5,719
Redemption of annuities and investment certificates	(4,761)	(5,641)	(5,504)
Net (decrease) increase in debt with maturities of three months or less	(4,220)	7,117	305
Issuance of debt	15,083	12,559	18,623
Principal payments on debt	(15,318)	(15,362)	(12,049)
Issuance of American Express common shares	84	226	233
Repurchase of American Express common shares	(626)	(1,377)	(1,120)
Dividends paid	(424)	(421)	(404)
Net cash (used in) provided by financing activities	**(3,688)**	**3,643**	**8,656**
Effect of exchange rate changes on cash	(128)	23	26
Net (decrease) increase in cash and cash equivalents	(1,265)	1,016	3,379
Cash and cash equivalents at beginning of year	8,487	7,471	4,092
Cash and cash equivalents at end of year	**$ 7,222**	**$ 8,487**	**$ 7,471**

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
AMERICAN EXPRESS COMPANY

Three Years Ended December 31, 2001 (Millions)	Total	Common Shares	Capital Surplus	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings
Balances at December 31, 1998	**$ 9,698**	**$ 270**	**$ 4,809**	**$ 471**	**$ 4,148**
Comprehensive income:					
Net income	2,475				2,475
Change in net unrealized securities gains	(879)			(879)	
Foreign currency translation adjustments	6			6	
Total comprehensive income	1,602				
Repurchase of common shares	(1,170)	(5)	(98)		(1,067)
Other changes, primarily employee plans	369	3	485		(119)
Cash dividends declared:					
Common, $.30 per share	(404)				(404)
Balances at December 31, 1999	**10,095**	**268**	**5,196**	**(402)**	**5,033**
Comprehensive income:					
Net income	2,810				2,810
Change in net unrealized securities gains	151			151	
Foreign currency translation adjustments	33			33	
Total comprehensive income	2,994				
Repurchase of common shares	(1,327)	(5)	(228)		(1,094)
Other changes, primarily employee plans	348	2	471		(125)
Cash dividends declared:					
Common, $.32 per share	(426)				(426)
Balances at December 31, 2000	**11,684**	**265**	**5,439**	**(218)**	**6,198**
Comprehensive income:					
Net income	1,311				1,311
Change in net unrealized securities gains	479			479	
Cumulative effect of adopting SFAS No. 133	(120)			(120)	
Change in net unrealized derivatives losses	(605)			(605)	
Derivatives losses reclassified to earnings	429			429	
Foreign currency translation adjustments	(39)			(39)	
Minimum pension liability adjustment	(103)			(103)	
Total comprehensive income	1,352				
Repurchase of common shares	(626)	(2)	(53)		(571)
Other changes, primarily employee plans	51	3	141		(93)
Cash dividends declared:					
Common, $.32 per share	(424)				(424)
Balances at December 31, 2001	**$ 12,037**	**$ 266**	**$ 5,527**	**$ (177)**	**$ 6,421**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of American Express Company and its subsidiaries (the company). All significant intercompany transactions are eliminated.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS

Accounting estimates are an integral part of the consolidated financial statements. In part they are based upon assumptions concerning future events. Among the more significant are those which relate to reserves for Cardmember credit losses, Membership Rewards, the recognition of other than temporary impairment within the investment portfolio (see Note 4) and the amortization of deferred acquisition costs. These reflect the best judgment of management and actual results could differ.

REVENUES

Cardmember lending net finance charge revenue is presented net of interest expense of $953 million, $1,039 million and $674 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest and dividends is presented net of interest expense related primarily to the company's international banking activities of $434 million, $559 million and $453 million for the years ended December 31, 2001, 2000 and 1999, respectively.

RESERVES FOR CREDIT LOSSES

Reserves for credit losses related to Cardmember loans and receivables are primarily based upon statistically driven models derived from historical experience, as well as management judgment as to the business and economic environment. In determining the reserves, management evaluates both internal credit metrics, such as migration analysis, write-off rates, recovery rates and net write-off coverage, as well as external economic data, such as unemployment, bankruptcy filings and consumer confidence, among other indicators that may impact the portfolios.

MEMBERSHIP REWARDS

The company's Membership Rewards Loyalty Program allows Cardmembers to earn points that can be redeemed for a broad range of travel rewards, retail merchandise and gourmet gifts. The company makes payments to merchants when Cardmembers redeem their points and establishes reserves in connection with such redemptions. The provision for the cost of Membership Rewards is based upon points awarded in the current year which are ultimately expected to be redeemed by program members and the current average cost per point of redemption. The cumulative liability for unredeemed points is adjusted over time based on actual experience and current trends with respect to redemptions.

DEFERRED ACQUISITION COSTS

American Express Financial Advisors' (AEFA) deferred acquisition costs (DAC) represent costs of acquiring new business, principally sales and other distribution and underwriting costs, that have been deferred on the sale of annuity, insurance, and certain mutual fund and other long-term products. DACs are amortized over the lives of the products, either as a constant percentage of projected earnings or as a constant percentage of the projected liabilities associated with such products. Such projections require the use of certain assumptions, including interest margins, mortality rates, persistency rates, maintenance expense levels and, for variable products, separate account performance. As actual experience differs from the current assumptions, management considers on a quarterly basis the need to change key assumptions underlying the amortization models prospectively. For example, if the stock market trend rose or declined appreciably, it could impact assumptions made about separate account performance and result in an adjustment to income, either positively or negatively. The impact on results of operations of changing prospective assumptions with respect to the amortization of DACs is reflected in the period in which such changes are made.

MARKETING AND PROMOTION

The company expenses advertising costs in the year in which the advertising first takes place.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. The company receives investment management fees, mortality and expense assurance fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

CASH AND CASH EQUIVALENTS

At December 31, 2001 and 2000, cash and cash equivalents included $1.0 billion and $1.2 billion, respectively, segregated in special bank accounts for the benefit of customers. The company has defined cash equivalents to include time deposits with original maturities of 90 days or less.

RECENTLY ADOPTED ACCOUNTING STANDARDS

Effective January 1, 2001, the company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Changes in the fair value of a derivative are recorded in earnings or directly to equity, depending on the instrument's designated use. The adoption of SFAS No. 133 resulted in a cumulative after-tax reduction to other comprehensive income of $120 million. See Note 10 for further discussion of the company's derivatives and hedging activities.

Effective April 1, 2001, the company adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which clarified accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities, as well as the recognition and reclassification of collateral. SFAS No. 140 did not materially impact the company's securitized U.S. Cardmember loans and equipment lease receivables. The company's Charge Card receivables securitization structure did not meet certain sale criteria of SFAS 140. As a result, approximately $3.1 billion of Charge Card receivables (which had also been securitized as of December 31, 2000) and a related amount of long-term debt were reinstated to the balance sheet. While the Charge Card receivables and associated long-term debt reappeared on the Consolidated Financial Statements, these securitized assets are not available to creditors of the company and are not the assets of the company, and the company has no liability for securities issued by securitization trusts. The impact of this adoption on results of operations was immaterial. In addition, there was no impact on capital requirements. See Note 6 for further discussion of the company's securitized loans and receivables.

In July 2000, the Financial Accounting Standards Board's Emerging Issues Task Force (EITF) issued a consensus on Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (Issue 99-20), which prescribed new procedures for recording interest income and measuring impairment on retained and purchased beneficial interests. The rule, which the company adopted on January 1, 2001, primarily affected certain AEFA structured investments. See Note 4 for further discussion of the company's investments.

Note 2 RESTRUCTURING CHARGES

In the third and fourth quarters of 2001, as a result of accelerating certain reengineering initiatives, the company incurred restructuring charges of $352 million ($232 million after-tax) and $279 million ($179 million after-tax), respectively, resulting in total charges of $631 million ($411 million after-tax) for the full year. The fourth quarter pretax charge includes $185 million for severance relating to the elimination of approximately 6,800 jobs, and $94 million of other charges primarily relating to the consolidation of real estate facilities. The third quarter pretax charge includes $184 million for severance relating to the elimination of approximately 6,100 jobs. It also includes $26 million recorded in "Provisions for losses and benefits—Life insurance, international banking and other" on the Consolidated Statements of Income, and relates to plans to further scale back American Express

Bank's (AEB) corporate lending activities in parts of Asia, Latin America and Europe as well as $142 million of other charges, including asset impairment charges and other exit costs relating to the exit of certain locations and $24 million of currency translation losses previously recorded in shareholders' equity. As of December 31, 2001, other liabilities include $460 million for the expected future cash outlays related to these charges. The pretax charge and employee reductions by operating segment are as follows:

(Dollars in millions)	Restructuring Charges Pretax	After-tax	Employee Reductions(a)
Travel Related Services	$ 414	$ 267	10,900
American Express Financial Advisors	107	70	1,300
American Express Bank	96	65	500
Corporate and Other	14	9	200
Total	$ 631	$ 411	12,900

(a) 3,300 employees were terminated as of December 31, 2001.

The following table summarizes by category the company's 2001 restructuring charges, cash payments, balance sheet charge-offs and the resulting liability balance as of December 31, 2001:

(Millions)	Severance	Other	Total
Restructuring charges	$ 369	$ 262	$ 631
Cash paid	37	14	51
Balance sheet charge-offs	—	120	120
Liability balance at December 31, 2001	$ 332	$ 128	$ 460

Note 3 DISASTER RECOVERY CHARGE

As a result of the terrorist attacks on September 11, 2001, the company incurred a $90 million ($59 million after-tax) disaster recovery charge. This charge mainly includes provisions for credit exposures to travel industry service establishments and insurance claims. $79 million of the pretax charge was incurred by Travel Related Services (TRS), while $11 million was incurred by AEFA. In addition to the pretax charge, the company waived approximately $8 million of finance charges and late fees.

The company also incurred costs of approximately $58 million since September 11th, which are expected to be covered by insurance and, consequently, did not impact results. These include the cost of duplicate facilities and equipment associated with the relocation of the company's offices in lower Manhattan and certain other business recovery expenses. Costs associated with the damage to the company's offices, extra operating expenses and business interruption losses are still being evaluated. As of January 2002, approximately $30 million of such costs relating to the company's portion of the repair of its headquarters building have been identified. The company expects that a substantial portion of these losses will be covered by insurance.

Note 4 INVESTMENTS

The following is a summary of investments at December 31. Pursuant to the adoption of SFAS No. 133, the company elected to reclassify its Held-to-Maturity investments to Available-for-Sale as of January 1, 2001.

(Millions)	2001	2000
Available-for-Sale, at fair value	$ 42,225	$ 31,052
Held-to-Maturity, at amortized cost	—	8,404
Investment mortgage loans (fair value: 2001, $4,195; 2000, $4,178)	4,024	4,097
Trading	239	194
Total	$ 46,488	$ 43,747

Investments classified as Available-for-Sale and Held-to-Maturity at December 31 are distributed by type and maturity as presented below:

	Available-for-Sale							
	2001				2000			
(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate debt securities	$ 16,644	$ 393	$ (276)	$ 16,761	$ 12,714	$ 124	$ (908)	$ 11,930
Mortgage-backed securities	14,043	188	(55)	14,176	9,259	126	(25)	9,360
State and municipal obligations	6,715	276	(21)	6,970	5,886	267	(15)	6,138
Foreign government bonds and obligations	1,078	41	(7)	1,112	993	13	(4)	1,002
U.S. Government and agencies obligations	70	3	—	73	48	3	—	51
Equity securities	495	51	(11)	535	510	197	(27)	680
Other	2,605	6	(13)	2,598	1,891	—	—	1,891
Total	**$ 41,650**	**$ 958**	**$ (383)**	**$ 42,225**	**$ 31,301**	**$ 730**	**$ (979)**	**$ 31,052**

	Held-to-Maturity			
	2000			
(Millions)	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Corporate debt securities	$ 5,304	$ 138	$ (130)	$ 5,312
Mortgage-backed securities	1,785	12	—	1,797
State and municipal obligations	986	47	—	1,033
Foreign government bonds and obligations	83	10	—	93
U.S. Government and agencies obligations	50	4	—	54
Other	196	2	(1)	197
Total	**$ 8,404**	**$ 213**	**$ (131)**	**$ 8,486**

	Available-for-Sale	
December 31, 2001 (Millions)	Cost	Fair Value
Due within 1 year	$ 3,630	$ 3,663
Due after 1 year through 5 years	7,384	7,605
Due after 5 years through 10 years	8,032	8,142
Due after 10 years	8,066	8,104
	27,112	27,514
Mortgage-backed securities	14,043	14,176
Equity securities	495	535
Total	**$ 41,650**	**$ 42,225**

Generally, investment securities are carried at fair value on the balance sheet. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is not temporary, which requires judgment regarding the amount and timing of recovery. Typically, the company defines an event of impairment for debt securities as issuer default or bankruptcy. Fair value is generally based on quoted market prices. However, the company's investment portfolio also contains structured investments of various asset quality, including Collateralized Debt Obligations (CDOs) and Structured Loan Trusts (backed by high-yield bonds and bank loans, respectively) which are not readily marketable. As a result, the carrying values of these structured investments are based on cash flow projections which require a significant degree of judgment and as such are subject to change.

Mortgage-backed securities primarily include GNMA, FNMA and FHLMC securities at December 31, 2001 and 2000.

The table below includes purchases, sales and maturities of investments classified as Available-for-Sale and Held-to-Maturity for the years ended December 31:

	2001	2000	
(Millions)	Available-for-Sale	Available-for-Sale	Held-to-Maturity
Purchases	$ 19,427	$ 8,465	$ 110
Sales	$ 11,058	$ 2,998	$ 61
Maturities	$ 5,603	$ 3,647	$ 848

Investments classified as Held-to-Maturity were sold during 2000 due to credit deterioration. Gross realized gains and losses on sales were negligible.

Gross realized gains and (losses) on sales of securities classified as Available-for-Sale, using the specific identification method, were $322 million and ($1,035 million), including the effect of the sale of high-yield securities discussed below, $170 million and ($47 million) and $64 million and ($23 million) for the years ended December 31, 2001, 2000 and 1999, respectively.

The increase in net unrealized gains on Trading securities, which is included in income, was $16 million, $16 million and $30 million for the years ended December 31, 2001, 2000 and 1999, respectively.

During the first half of 2001, the company recognized pretax losses of $1.01 billion ($182 million and $826 million in the first and second quarters, respectively) from the write down and sale of certain high-yield securities. These losses are included in interest and dividends on the Consolidated Statements of Income. The second quarter pretax charge of $826 million is comprised of: $403 million to recognize the impact of higher default rate assumptions on certain structured investments; $344 million to write down lower-rated securities (most of which were sold in the third quarter of 2001) in connection with the company's decision to lower its risk profile by reducing the level of its high-yield portfolio, allocating holdings toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $79 million to write down certain other investments to recognize losses incurred during the second quarter.

Subsequently, during 2001 the company placed a majority of its rated Collateralized Debt Obligation (CDO) (obligations of various credit ratings that are backed by high-yield bonds) securities and related accrued interest, as well as a relatively minor amount of other liquid securities (collectively referred to as transferred assets), having an aggregate book value of $905 million, into a securitization trust. In return, the company received $120 million in cash (excluding transaction expenses) relating to sales to unaffiliated investors and retained interests with allocated book amounts aggregating $785 million. The book amount is determined by allocating the previous carrying value of the transferred assets between assets sold and the retained interests based on their relative fair values. Fair values are based on the estimated present value of future cash flows. The retained interests are accounted for in accordance with EITF Issue 99-20.

In connection with the spin-off of Lehman Brothers Holdings Inc. (Lehman) in 1994, the company acquired 928 shares and Nippon Life Insurance company (Nippon Life) acquired 72 shares of Lehman's redeemable voting preferred stock for a nominal dollar amount. This security entitles its holders to receive an aggregate annual dividend of 50 percent of Lehman's net income in excess of $400 million for each of eight years ending in May 2002, with a maximum dividend of $50 million in any one year. In each of the three years ended December 31, 2001, the company received a pretax dividend of $46 million on these shares.

The change in net unrealized securities gains (losses) recognized in other comprehensive loss includes two components: (1) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), and (2) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities (reclassification for realized gains). This reclassification has no effect on total comprehensive loss or shareholders' equity.

The following table presents these components of other comprehensive loss net of tax:

(Millions, net of tax)	2001	2000	1999
Holding gains (losses)	$ 16	$ 231	$ (852)
Reclassification for realized losses (gains)	463	(80)	(27)
Increase (decrease) in net unrealized securities gains recognized in other comprehensive loss	**$ 479**	**$ 151**	**$ (879)**

Note 5 LOANS

Loans at December 31 consisted of:

(Millions)	2001	2000
Cardmember and consumer loans	$ 23,887	$ 22,486
Commercial loans:		
Commercial and industrial	1,286	1,879
Loans to banks and other institutions	1,306	1,591
Mortgage and real estate	140	159
Other, principally policyholders' loans	814	769
	27,433	**26,884**
Less: Reserves for credit losses	993	796
Total	**$ 26,440**	**$ 26,088**

Note: American Express Financial Advisors (AEFA) mortgage loans of $4.0 billion and $4.1 billion in 2001 and 2000, respectively, are included in Investment Mortgage Loans and are presented in Note 4.

The following table presents changes in Reserves for Credit Losses related to loans:

(Millions)	2001	2000
Balance, January 1	$ 796	$ 753
Provision for credit losses	1,415	924
Write-offs	(1,296)	(1,031)
Recoveries of amounts previously written-off	78	150
Balance, December 31	$ 993	$ 796

Note 6 SECURITIZED LOANS AND RECEIVABLES

The company, through TRS, securitizes U.S. Cardmember loans and, in large part, subsequently transfers the interests in those assets' cash flows to third party investors. The company continues to service the accounts and receives a fee for doing so; the fair value and carrying amount of these future servicing fees, net of related costs, are not material. Each new sale of securitized loans results in the removal of the sold assets from the balance sheet, a reduction in a previously established reserve for credit losses and the recognition of the present value of the future net cash flows (i.e., finance charge income less interest paid to investors, credit losses and servicing fees) related to the sold assets. This present value amount represents a retained interest known as an interest-only strip. For the securitized assets whose interests are not sold, the company retains the rights to all their related cash flows. Those assets, therefore, are not taken off the balance sheet and are known as seller's interests. In some instances, the company, through affiliates, invests in subordinated interests issued by the securitization trust; these are recorded as Investments classified as Available-for-Sale.

The gain or loss recorded when loans are securitized is the difference between the proceeds of sale and the book basis of the assets sold. That book basis is determined by allocating the carrying amount of the assets, net of applicable reserve for losses, between the assets sold and the retained interests based on their relative fair values. Fair values are based on market prices at date of transfer for assets sold and on the estimated present value of future cash flows for retained interests.

During 2001, 2000 and 1999, the company sold $4.3 billion, $4.0 billion and $4.0 billion, respectively, of U.S. Cardmember loans, or $3.9 billion, $3.6 billion and $3.7 billion net of investments in subordinated interests. During 2001, $1.0 billion of investor certificates that were previously issued by the securitization trust matured, resulting in $3.3 billion of net additional securitizations during the year. There were no certificate maturities in 2000. The pretax gains on these securitizations were $155 million, $142 million and $154 million, respectively. Cash flows from interest-only strips as well as servicing revenue, which is 2 percent of principal, are recorded in other revenues. As of December 31, 2001, $13.1 billion of U.S. Cardmember loans had been sold, net of investments in subordinated interests of $1.2 billion.

The value of retained interests is primarily subject to changes in credit risk, average loan life and interest rates on the transferred financial assets. Key economic assumptions used in measuring the retained interests resulting from securitizations during 2001 and 2000 were as follows (rates are per annum):

	2001	2000
Average loan life (months)	6–8	8–12
Expected credit losses	4.54%–6.01%	4.46%–5.12%
Cash flows from retained interests discounted at	3.0%–12.0%	6.0%–12.0%
Returns to investors		
Variable	Contractual spread over LIBOR ranging from .09% to 1.05%	Contractual spread over LIBOR ranging from .09% to .9%
Fixed	5.5%–7.4%	5.6%–7.4%

The following table presents quantitative information about delinquencies, net credit losses and components of securitized U.S. Cardmember loans at December 31:

(Billions)	Total Principal Amount of Loans		Principal Amount of Loans 30 Days or More Past due		Net Credit Losses During the Year	
	2001	2000	2001	2000	2001	2000
Cardmember loans managed	$ 30.2	$ 28.3	$ 1.1	$ 0.8	$ 1.7	$ 1.1
Less: Securitized loans sold	14.3	11.0				
Cardmember loans on balance sheet	$ 15.9	$ 17.3				

At December 31, 2001 and 2000, interest-only strips were $155 million and $272 million, respectively.

The key economic assumptions and the sensitivity of the current year's fair value to immediate 10 percent and 20 percent adverse changes in assumed economics are as follows:

(Millions, except rates per annum)	Average Loan Life (months)	Expected Credit Losses	Cash Flows from Retained Interests Discounted at	Interest Rates
Assumption	6.6	5.43%	12%	2.98%
Impact on fair value of 10% adverse change	$ 16.3	$ 14.3	$ 1.8	$ 1.9
Impact on fair value of 20% adverse change	$ 29.8	$ 37.6	$ 3.6	$ 3.7

These sensitivities are hypothetical and will be different from what actually occurs in the future. As the figures indicate, any change in fair value based on a 10 percent variation in assumptions cannot be extrapolated because the relationship of the change in assumption on the fair value of the retained interest is calculated independent from any change in another assumption; in reality, changes in one factor may result in changes in another, which magnify or counteract the sensitivities.

The table below summarizes cash flows received from securitization trusts in:

(Millions)	2001	2000
Proceeds from new securitizations during the period	$ 3,919	$ 3,630
Proceeds from reinvestment of payments in Cardmember securitizations	$ 24,433	$ 12,480
Servicing fees received	$ 267	$ 191
Other cash flows received on retained interests	$ 1,194	$ 667

The company also securitizes equipment lease receivables. At December 31, 2001 and 2000, the amount sold and outstanding to third party investors was $675 million and $242 million, respectively. These sales result in a reduction of interest expense and provisions for losses, as well as servicing revenue, all of which are insignificant to the company's results of operations.

Note 7 ▫ SHORT- AND LONG-TERM DEBT AND BORROWING AGREEMENTS

SHORT-TERM DEBT

At December 31, 2001 and 2000, the company's total short-term debt outstanding was $31.6 billion and $36.0 billion, respectively, with weighted average interest rates of 3.0% and 6.5%, respectively. At December 31, 2001 and 2000, $17.1 billion and $9.7 billion, respectively, of short-term debt outstanding was covered by interest rate swaps. The year-end weighted average effective interest rates were 4.6% and 6.4% for 2001 and 2000, respectively. The company generally paid fixed rates of interest under the terms of interest rate swaps. Unused lines of credit to support commercial paper borrowings were approximately $10.4 billion and $9.7 billion at December 31, 2001 and 2000, respectively.

LONG-TERM DEBT

December 31, (Dollars in millions)	2001					2000				
	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt(a,b)	Year-End Effective Interest Rate with Swaps(a,b)	Maturity of Swaps	Outstanding Balance	Notional Amount of Swaps	Year-End Stated Rate on Debt(a,b)	Year-End Effective Interest Rate with Swaps(a,b)	Maturity of Swaps
Notes due September 12, 2006	$ 1,000	—	5.50%	—	—	—	—	—	—	—
Notes due November 1, 2005	500	—	6.875%	—	—	$ 496	—	6.875%	—	—
Notes due September 15, 2004	300	—	7.85%	—	—	—	—	—	—	—
Notes due June 23, 2004	497	—	6.75%	—	—	500	—	6.75%	—	—
Notes due January 22, 2004	498	—	5.625%	—	—	498	—	5.625%	—	—
Notes due May 15, 2003	1,000	—	5.90%	—	—	—	—	—	—	—
Notes due August 12, 2002	411	$ 411	6.50%	6.43%	2002	400	$ 400	6.50%	6.83%	2002
Notes due November 15, 2001	—	—	—	—	—	300	—	6.125%	—	—
Notes due August 15, 2001	—	—	—	—	—	300	—	8.50%	—	—
Floating Rate Notes due September 15, 2003	950	—	1.881%	—	—	—	—	—	—	—
Floating Rate Notes due September 15, 2003	750	—	1.881%	—	—	—	—	—	—	—
Floating Rate Notes due May 1, 2002	400	400	1.881%	1.881%	2002	400	400	6.81%	6.90%	2002
Floating Rate Notes due December 31, 2001	—	—	—	—	—	300	—	6.66%	—	—
Other Fixed Senior Notes due 2001–2022	256	133	7.95%	7.70%	2005–2012	538	410	7.35%	7.68%	2001–2012
Other Floating Senior Notes due 2001–2002	115	—	1.87%	—	—	505	—	6.57%	—	—
Other Fixed Rate Notes due 2001–2006	149	—	6.53%	—	—	207	36	5.42%	5.53%	2003–2004
Other Floating Rate Notes due 2001–2006	748	181	3.28%	3.17%	2003–2004	267	165	7.56%	7.55%	2001–2004
Subordinated Fixed Rate Notes due 2003–2004	153	—	6.90%	—	—	—	—	—	—	—
Subordinated Floating Rate Notes due 2003	61	—	1.88%	—	—	—	—	—	—	—
Total	$ 7,788	$ 1,125	4.73%			$ 4,711	$ 1,411	6.73%		

(a) For floating rate debt issuances, the stated and effective interest rates were based on the respective rates at December 31, 2001 and 2000; these rates are not an indication of future interest rates.
(b) Weighted average rates were determined where appropriate.

Certain of the above interest rate swaps require the company to pay a floating rate, with a predominant index of LIBOR (London Interbank Offered Rate).

The company paid interest (net of amounts capitalized) of $2.8 billion, $3.6 billion and $2.6 billion in 2001, 2000 and 1999, respectively.

Aggregate annual maturities of long-term debt for the five years ending December 31, 2006 are as follows (millions): 2002, $1,194; 2003, $3,158; 2004, $1,534; 2005, $609; and 2006, $1,146.

Note 8 CUMULATIVE QUARTERLY INCOME PREFERRED SHARES

In 1998, American Express Company Capital Trust I, a wholly-owned subsidiary of the company, established as a Delaware statutory business trust (the Trust), completed a public offering of 20 million shares (carrying value of $500 million) of 7.0% Cumulative Quarterly Income Preferred Shares Series I (QUIPS) (liquidation preference of $25 per share). Proceeds of the issue were invested in Junior Subordinated Debentures (the Debentures) issued by the company due 2028, which represent the sole assets of the Trust. The QUIPS are subject to mandatory redemption upon repayment of the Debentures at maturity or their earlier redemption. The company has the option to redeem the Debentures, in whole or in part, at any time on or after July 16, 2003, which will result in the redemption of a corresponding amount of QUIPS.

The company has unconditionally guaranteed all distributions required to be made by the Trust, but only to the extent the Trust has funds legally available for such distributions. The only source of funds for the Trust is the company's interest payments on the Debentures. The company has the right to defer such interest payments up to 20 consecutive quarters; as a consequence, quarterly dividend payments on the QUIPS can be deferred by the Trust during any such interest payment period. If the company defers any interest payments, the company may not, among other things, pay any dividends on its capital stock until all interest in arrears is paid to the Trust. Distributions on the QUIPS are reported as Interest Expense in the Consolidated Statements of Income.

Note 9 COMMON AND PREFERRED SHARES

In September 1998, the company's Board of Directors authorized the company to repurchase up to 120 million additional common shares over the subsequent two to three years, subject to market conditions. The company has repurchased approximately 357 million shares since 1994 pursuant to several authorizations, including 57 million under the current authorization (including the 8 million shares delivered to the company during 2001 as a result of the prepayment discussed below). These plans are designed to allow the company to purchase shares, both to offset the issuance of new shares as part of employee compensation plans and to reduce shares outstanding.

Of the common shares authorized but unissued at December 31, 2001, 164 million shares were reserved for issuance for employee stock, employee benefit and dividend reinvestment plans, as well as stock purchase agreements.

In 1999 and 2000, the company entered into agreements under which a third party purchased 29 million company common shares at an average purchase price of $50.41 per share. These agreements, which partially offset the company's exposure from its stock option program, are separate from the company's previously authorized share repurchase program. During the term of these agreements, the company will periodically issue shares to or receive shares from the third party so that the value of the shares held by the third party equals the original purchase price for the shares. At maturity in five years, the company is required to deliver to the third party an amount equal to such original purchase price. The company may elect to settle this amount (i) physically, by paying cash against delivery of the shares held by the third party or (ii) on a net cash or net share basis. The company may also prepay outstanding amounts at any time prior to the end of the five-year term. In 2001, the company elected to prepay $350 million of the aggregate outstanding amount, which resulted in 8 million shares being delivered to the company. Net settlements under these agreements resulted in the company issuing 12 million shares in 2001 and receiving 2 million shares in 2000.

Common shares activity for each of the last three years ended December 31 was:

(Millions)	2001	2000	1999
Shares outstanding at beginning of year	1,326	1,341	1,351
Repurchases of common shares	(14)	(25)	(27)
Net settlements pursuant to third party share purchase agreements	12	(2)	—
Other, primarily employee benefit plans	7	12	17
Shares outstanding at end of year	**1,331**	**1,326**	**1,341**

The Board of Directors is authorized to permit the company to issue up to 20 million preferred shares without further shareholder approval.

Note 10 DERIVATIVES AND HEDGING ACTIVITIES

As prescribed by SFAS No. 133, derivative instruments that are designated and qualify as hedging instruments are further classified as either a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign operation, based upon the exposure being hedged.

For derivative instruments that are designated and qualify as a cash flow hedge, the portion of the gain or loss on the derivative instrument effective at offsetting changes in the hedged item is reported as a component of other comprehensive income (loss) and reclassified into earnings when the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument is recognized currently in earnings. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk is recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign operation, the effective portion of the gain or loss on the derivative is reported in other comprehensive income (loss) as part of the cumulative translation adjustment. For derivative instruments not designated as hedging instruments, the gain or loss is recognized currently in earnings.

CASH FLOW HEDGES

The company uses interest rate products, primarily swaps, to manage funding costs related to TRS' Charge Card business, as well as AEFA's investment certificate business. For its Charge Card products, TRS uses interest rate swaps to achieve a targeted mix of fixed and floating rate funding. These interest rate swaps are used to protect the company from the interest rate risk that arises from short-term funding. AEFA uses interest rate products to hedge the risk of rising interest rates on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio.

At December 31, 2001, the company expects to reclassify $208 million of net pretax losses on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months. These losses will be recognized in earnings during the terms of those derivatives contracts at the same time that the company realizes the benefits of lower market rates of interest on its funding of Charge Card and fixed rate lending products.

Currently, the longest period of time over which the company is hedging exposure to the variability in future cash flows is 5 years and relates to funding of foreign currency denominated receivables.

FAIR VALUE HEDGES

The company uses derivatives to hedge against the change in fair value of some of its investments in public companies. Changes in the fair value of the derivatives are recorded in earnings along with related designated changes in the spot price of the underlying shares. Changes in the time value elements of these derivatives are considered as hedge ineffectiveness.

The company also uses interest rate swaps to hedge its firm commitments to transfer, at a fixed rate, receivables to trusts established in connection with its asset securitizations. AEFA is exposed to interest rate risk associated with its fixed rate corporate bond investments. AEFA enters into interest rate swaps to hedge the risk of changing interest rates as investment certificates reset at shorter intervals than the average maturity of the investment portfolio.

During 2001, the company recognized a pretax net loss of $1.2 million primarily related to the time value element of its fair value hedging instruments. This amount is included in other expenses in the Consolidated Statements of Income.

HEDGE OF NET INVESTMENT IN FOREIGN OPERATIONS

The company designates foreign currency derivatives as hedges of net investments in certain foreign operations. For these hedges unrealized gains and losses are recorded in the cumulative translation adjustment account included in other comprehensive income (loss), whereas the related amounts due to or from counterparties are included in other liabilities or other assets.

During 2001, the change in the net unrealized amount was immaterial.

DERIVATIVES NOT DESIGNATED AS HEDGES UNDER SFAS NO. 133

The company has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133. In addition, AEB enters into derivative contracts both to meet the needs of its clients and, to a limited extent, for trading purposes, including taking proprietary positions. For the year ended December 31, 2001, the net effect on earnings of accounting for the net changes in fair value of the following undesignated derivatives under SFAS No. 133 compared with prior rules was immaterial.

- Foreign currency transaction exposures are economically hedged, where practical, through foreign currency contracts. Foreign currency contracts involve the purchase and sale of a designated currency at an agreed upon rate for settlement on a specified date. Such foreign currency forward contracts entered into by the company generally mature within one year. In addition, for selected major overseas markets, the company uses foreign currency forward contracts with maturities generally not exceeding one year to hedge future operating results. In the latter parts of 2001 and 2000, foreign currency forward sales (with notional amounts of $323 million and $386 million, respectively) and, in the latter part of 2000, foreign currency forward purchases (with notional amounts of $92 million) were contracted to manage a portion of anticipated cash flows from operations in major overseas markets for the subsequent year. The impact of these activities was not material.
- AEFA uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and the interest rates credited to holders of certain investment certificates and fixed annuities.
- Certain of AEFA's annuity and investment certificate products have returns tied to the performance of equity markets. These elements are considered derivatives under SFAS No. 133. AEFA manages this equity market risk by entering into options and futures with offsetting characteristics.
- Certain of the company's equity investments are in the form of warrants. Some of these warrants are deemed to be derivative financial instruments.

See Note 7 for further information regarding the company's use of interest rate products related to short- and long-term debt obligations.

Note 11 OFF-BALANCE SHEET ITEMS

The company's off-balance sheet financial instruments principally relate to extending credit to satisfy the needs of its clients. The contractual amount of these instruments represents the maximum potential credit risk, assuming the contract amount is fully utilized, the counterparty defaults and collateral held is worthless. Management does not expect any material adverse consequence to the company's financial position to result from these contracts.

December 31, (Millions)	2001	2000
Unused credit available to Cardmembers	$ 112,059	$ 91,667
Loan commitments and other lines of credit	$ 1,128	$ 1,312
Bank standby letters of credit and bank guarantees	$ 845	$ 1,100
Bank commercial and other bank letters of credit	$ 260	$ 500

The company is committed to extend credit to certain Cardmembers as part of established lending product agreements. Many of these are not expected to be drawn; therefore, total unused credit available to Cardmembers does not represent future cash requirements. The company's Charge Card products have no preset spending limit and are not reflected in unused credit available to Cardmembers.

The company issues commercial and other letters of credit to facilitate the short-term trade-related needs of its banking clients, which typically mature within six months. At December 31, 2001 and 2000, the company held $583 million and $687 million, respectively, of collateral supporting standby letters of credit and guarantees and $159 million and $242 million, respectively, of collateral supporting commercial and other letters of credit. In addition to the contingencies and commitments listed above, the company has entered into many other contracts in the normal course of business that involve future cash payments that are either required or contingent upon the occurrence of certain events.

Other financial institutions have committed to extend lines of credit to the company of $13.8 billion and $12.4 billion at December 31, 2001 and 2000, respectively.

The company leases certain office facilities and operating equipment under noncancellable and cancellable agreements. Total rental expense amounted to $491 million, $477 million and $452 million in 2001, 2000 and 1999, respectively. At December 31, 2001, the minimum aggregate rental commitment under all noncancellable leases (net of subleases) was (millions): 2002, $354; 2003, $284; 2004, $210; 2005, $175; 2006, $146; and thereafter, $1,568.

The company is not a party to any pending legal proceedings that, in the opinion of management, would have a material adverse effect on the company's financial position.

Note 12 FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations and investments accounted for under the equity method are excluded. The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2001 and 2000 and require management judgment. These figures may not be indicative of their future fair values.

December 31, (Millions)	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Assets for which carrying values approximate fair values	$ 67,404	$ 67,404	$ 73,940	$ 73,940
Investments	$ 46,488	$ 46,659	$ 43,747	$ 43,910
Loans	$ 26,789	$ 25,441	$ 26,213	$ 26,118
Derivative financial instruments, net[(a)]	$ —	$ —	$ 105	$ (93)
Financial Liabilities				
Liabilities for which carrying values approximate fair values	$ 65,190	$ 65,190	$ 68,975	$ 68,975
Fixed annuity reserves	$ 18,139	$ 17,672	$ 18,021	$ 17,479
Investment certificate reserves	$ 8,205	$ 8,223	$ 7,322	$ 7,289
Long-term debt	$ 7,788	$ 7,851	$ 4,711	$ 4,743
Separate account liabilities	$ 24,280	$ 23,717	$ 28,792	$ 27,823

(a) Effective January 1, 2001, the company adopted SFAS No. 133, which requires all derivatives to be recognized as either assets or liabilities on the balance sheet and be measured at fair value. Consequently, derivative financial instruments are included in assets and liabilities for which carrying values approximate fair values for 2001.

The carrying and fair values of off-balance sheet financial instruments are not material as of December 31, 2001 and 2000. See Note 4 for carrying and fair value information regarding investments. The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents, accounts receivable and accrued interest, separate account assets, certain other assets, and, for 2001, derivative financial instruments.

Generally, investments are carried at fair value on the Balance Sheet. Gains and losses are recognized in the results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is not temporary.

For variable rate loans that reprice within a year where there has been no significant change in counterparties' creditworthiness, fair values are based on carrying values.

The fair values of all other loans, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

FINANCIAL LIABILITIES

Liabilities for which carrying values approximate fair values include customers' deposits, travelers cheques outstanding, accounts payable, short-term debt, certain other liabilities, and, for 2001, derivative financial instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges and loans. For annuities in payout status, fair value is estimated using discounted cash flows, based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.4 billion and $1.3 billion in 2001 and 2000, respectively.

For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flows based on current interest rates. The valuations are reduced by the amount of applicable surrender charges and related loans.

For variable rate long-term debt that reprices within a year, fair values approximate carrying values. For other long-term debt, fair value is estimated using either quoted market prices or discounted cash flows based on the company's current borrowing rates for similar types of borrowing.

Fair values of separate account liabilities, after excluding life insurance related elements of $3.0 billion and $3.6 billion in 2001 and 2000, respectively, are estimated as the accumulated value less applicable surrender charges.

Note 13 ▯ SIGNIFICANT CREDIT CONCENTRATIONS

A credit concentration may exist if customers are involved in similar industries. The company's customers operate in diverse economic sectors. Therefore, management does not expect any material adverse consequences to the company's financial position to result from credit concentrations. Certain distinctions between categories require management judgment. The following table represents the company's maximum credit exposure by industry at December 31, 2001 and 2000:

December 31, (Dollars in millions)	2001	2000
Financial institutions[(a)]	$ 17,075	$ 19,221
Individuals[(b)]	164,212	143,926
U.S. Government and agencies[(c)]	22,145	17,015
All other	18,018	25,398
Total	$ 221,450	$ 205,560
Composition:		
On-balance sheet	49%	54%
Off-balance sheet	51	46
Total	100%	100%

(a) Financial institutions primarily include banks, broker-dealers, insurance companies and savings and loan associations.
(b) Charge Card products have no preset spending limit; therefore, the quantified credit amount includes only Cardmember receivables recorded on the Consolidated Balance Sheets.
(c) U.S. Government and agencies represent the U.S. Government and its agencies, states and municipalities, and quasi-government agencies.

Note 14 ▯ STOCK PLANS

Under the 1998 Incentive Compensation Plan and previously under the 1989 Long-Term Incentive Plan (the Plans), awards may be granted to officers, other key employees and other key individuals who perform services for the company and its participating subsidiaries. These awards may be in the form of stock options, stock appreciation rights, restricted stock, performance grants and similar awards designed to meet the requirements of non-U.S. jurisdictions. The company also has options outstanding pursuant to a Directors' Stock Option Plan. Under these plans, there were a total of 48 million, 88 million and 123 million common shares available for grant at December 31, 2001, 2000 and 1999, respectively. Each option has an exercise price at least equal to the market price of the company's common stock on the date of grant and a maximum term of 10 years. Options granted prior to 1999 generally vest at 33⅓ percent per year beginning with the first anniversary of the grant date. Starting in 1999, options granted generally vest at 33⅓ percent per year beginning with the second anniversary of the grant date. The company also sponsors the American Express Incentive Savings Plan, under which purchases of the company's common shares are made by or on behalf of participating employees.

In 1998, the Compensation and Benefits Committee adopted a restoration stock option program applicable to existing and future stock option awards. This program provides that employees who exercise options that have been outstanding at least five years by surrendering previously owned shares as payment will automatically receive a new (restoration) stock option with an exercise price equal to the market price on the date of exercise. The size of the restoration option is equal to the number of shares surrendered plus any shares surrendered or withheld to satisfy the employees' income tax requirements. The term of the restoration option, which is exercisable six months after grant, is equal to the remaining life of the original option. Senior officers must be in compliance with their stock ownership guidelines to exercise restoration options.

The company granted 3.0 million, 1.5 million and 1.3 million restricted stock awards (RSAs) with a weighted average grant date value of $35.48, $43.46 and $36.25 per share for 2001, 2000 and 1999, respectively. Restrictions generally expire four years from date of grant. The compensation cost that has been charged against income for the company's restricted stock awards was $36 million, $41 million and $38 million for 2001, 2000 and 1999, respectively.

The company has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. Therefore, no compensation cost has been recognized related to stock options. If the company had elected to account for its stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below:

(Millions, except per share amounts)	2001	2000	1999
Net income:			
As reported	$ 1,311	$ 2,810	$ 2,475
Pro forma	$ 1,074	$ 2,616	$ 2,348
Basic EPS:			
As reported	$ 0.99	$ 2.12	$ 1.85
Pro forma	$ 0.81	$ 1.97	$ 1.75
Diluted EPS:			
As reported	$ 0.98	$ 2.07	$ 1.81
Pro forma	$ 0.80	$ 1.92	$ 1.71

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively:

	2001	2000	1999
Dividend yield	0.8%	1.1%	1.5%
Expected volatility	31%	29%	30%
Risk-free interest rate	4.9%	6.7%	5.1%
Expected life of stock option	5 years	5 years	5 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The weighted average fair value per option was $14.69, $14.92 and $11.09 for options granted during 2001, 2000 and 1999, respectively.

A summary of the status of the company's stock option plans as of December 31 and changes during each of the years then ended is presented below:

(Shares in thousands)	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	114,460	$ 34.23	94,512	$ 27.96	76,658	$ 21.49
Granted	42,883	$ 44.21	39,273	$ 44.38	36,529	$ 36.53
Exercised	(5,649)	$ 20.83	(14,114)	$ 19.45	(16,033)	$ 16.20
Forfeited/Expired	(5,625)	$ 40.64	(5,211)	$ 36.87	(2,642)	$ 29.82
Outstanding at end of year	**146,069**	**$ 37.42**	**114,460**	**$ 34.23**	**94,512**	**$ 27.96**
Options exercisable at end of year	**49,428**	**$ 29.08**	**33,966**	**$ 23.61**	**32,476**	**$ 18.70**

The following table summarizes information about the stock options outstanding at December 31, 2001:

(Shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.25–$28.99	19,202	4.5	$ 18.91	16,365	$ 17.53
$29.00–$34.99	19,157	6.2	$ 29.51	15,897	$ 29.48
$35.00–$41.99	30,855	7.2	$ 36.24	11,776	$ 36.64
$42.00–$43.99	33,142	8.2	$ 43.66	1,574	$ 43.58
$44.00–$61.44	43,713	8.8	$ 45.13	3,816	$ 47.64
$ 6.25–$61.44	146,069	7.4	$ 37.42	49,428	$ 29.08

Note 15 RETIREMENT PLANS

PENSION PLANS

The company sponsors the American Express Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. Employees' accrued benefits are based on recordkeeping account balances which are maintained for each individual and are credited with additions equal to a percentage, based on age plus service, of base pay, certain commissions and bonuses, overtime and shift differential, each pay period. Employees' balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

In addition, the company sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan. The SRP generally parallels the Plan but offers different payment options.

Most employees outside the United States are covered by local retirement plans, some of which are funded, or receive payments at the time of retirement or termination under applicable labor laws or agreements.

Plan assets consist principally of equities and fixed income securities.

The components of the net pension cost for all defined benefit plans accounted for under SFAS No. 87, "Employers' Accounting for Pensions," are as follows:

(Millions)	2001	2000	1999
Service cost	$ 102	$ 95	$ 89
Interest cost	106	98	88
Expected return on plan assets	(122)	(102)	(93)
Amortization of:			
Prior service cost	(10)	(9)	(9)
Transition obligation	(1)	3	1
Reversion gain	—	(4)	(4)
Recognized net actuarial (gain) loss	(1)	5	7
Settlement/Curtailment gain	(1)	(22)	(16)
Net periodic pension benefit cost	$ 73	$ 64	$ 63

The funded status of the company's pension plans is based on valuations as of September 30. The following tables provide a reconciliation of the changes in the plans' benefit obligation and fair value of assets for all plans accounted for under SFAS No. 87:

Reconciliation of Change in Benefit Obligation

(Millions)	2001	2000
Benefit obligation, October 1 prior year	$ 1,403	$ 1,330
Service cost	102	95
Interest cost	106	98
Benefits paid	(43)	(40)
Actuarial loss	31	39
Settlements/Curtailments	(42)	(84)
Foreign currency exchange rate changes	(16)	(35)
Benefit obligation at September 30,	**$ 1,541**	**$ 1,403**

Reconciliation of Change in Fair Value of Plan Assets

(Millions)	2001	2000
Fair value of plan assets, October 1 prior year	$ 1,480	$ 1,347
Actual return on plan assets	(239)	244
Employer contributions	47	41
Benefits paid	(43)	(40)
Settlements/Curtailments	(42)	(80)
Foreign currency exchange rate changes	(13)	(32)
Fair value of plan assets at September 30,	**$ 1,190**	**$ 1,480**

The following table reconciles the plans' funded status to the amounts recognized on the Consolidated Balance Sheets:

Funded Status

(Millions)	2001	2000
Funded status at September 30,	$ (351)	$ 77
Unrecognized net actuarial loss (gain)	209	(237)
Unrecognized prior service cost	(42)	(51)
Unrecognized net transition obligation	(2)	(3)
Fourth quarter contributions (net of benefit payments)	4	3
Net amount recognized at December 31,	**$ (182)**	**$ (211)**

The following table provides the amounts recognized on the Consolidated Balance Sheets as of December 31:

(Millions)	2001	2000
Accrued benefit liability	$ (359)	$ (314)
Prepaid benefit cost	17	89
Intangible asset	1	14
Minimum pension liability adjustment	159	—
Net amount recognized at December 31,	**$ (182)**	**$ (211)**

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $612 million, $553 million and $326 million, respectively, as of December 31, 2001, and $191 million, $171 million and $16 million, respectively, as of December 31, 2000. As a result of a significant decrease in the fair value of plan assets in certain non-U.S. pension plans, more plans had an accumulated benefit obligation that exceeded the fair value of the plan assets, and a minimum liability adjustment was required.

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The weighted average assumptions used in the company's defined benefit plans were:

	2001	2000
Discount rates	7.0%	7.4%
Rates of increase in compensation levels	4.2%	4.4%
Expected long-term rates of return on assets	9.5%	9.5%

The company also has a defined contribution retirement plan (a 401(k) savings plan with a profit sharing feature) covering most employees in the United States. The defined contribution plan expense was $76 million, $151 million and $131 million in 2001, 2000 and 1999, respectively.

OTHER POSTRETIREMENT BENEFITS

The company sponsors postretirement benefit plans that provide health care, life insurance and other postretirement benefits to retired U.S. employees. Net periodic postretirement benefit expenses were $25 million, $26 million and $20 million in 2001, 2000 and 1999, respectively. The liabilities recognized on the Consolidated Balance Sheets for the company's defined postretirement benefit plans (other than pension plans) at December 31, 2001 and 2000 were $212 million and $211 million, respectively.

Note 16 ▫ INCOME TAXES

The (benefits) provisions for income taxes were as follows:

(Millions)	2001	2000	1999
Federal	$ (36)	$ 748	$ 645
State and local	59	76	76
Foreign	262	274	242
Total	$ 285	$ 1,098	$ 963

Accumulated net earnings of certain foreign subsidiaries, which totaled $2.1 billion at December 31, 2001, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $312 million, have not been provided on those earnings.

The current and deferred components of the provision for income taxes were as follows:

(Millions)	2001	2000	1999
Current	$ 765	$ 1,209	$ 716
Deferred	(480)	(111)	247
Total	$ 285	$ 1,098	$ 963

The company's net deferred tax assets at December 31 were as follows:

(Millions)	2001	2000
Deferred tax assets	$ 4,269	$ 3,500
Deferred tax liabilities	2,318	2,023
Net deferred tax assets	**$ 1,951**	**$ 1,477**

Deferred tax assets for 2001 and 2000 are primarily related to reserves not yet deducted for tax purposes of $2.8 billion and $1.9 billion, respectively; deferred Cardmember fees of $278 million and $254 million, respectively; deferred compensation of $344 million and $370 million, respectively; and, for 2000, deferred taxes related to SFAS No. 115 of $71 million. Deferred tax liabilities for 2001 and 2000 are mainly related to deferred acquisition costs of $1,025 million and $987 million, respectively; depreciation and amortization of $413 million and $323 million, respectively; deferred taxes related to SFAS No. 140 (which superceded SFAS No. 125) of $181 million and $111 million, respectively; and, for 2001, deferred taxes related to SFAS No. 115 of $172 million.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35 percent are as follows:

(Millions)	2001	2000	1999
Combined tax at U.S. statutory rate	$ 559	$ 1,368	$ 1,203
Changes in taxes resulting from:			
Tax-preferred investments	(247)	(211)	(171)
Tax-exempt element of dividend income	(27)	(26)	(43)
Foreign income taxed at rates other than U.S. statutory rate	(27)	(38)	(35)
State and local income taxes	38	50	49
All other	(11)	(45)	(40)
Income tax provision	**$ 285**	**$ 1,098**	**$ 963**

Net income taxes paid by the company during 2001, 2000 and 1999 were $545 million, $858 million and $392 million, respectively, and include estimated tax payments and cash settlements relating to prior tax years.

The items comprising comprehensive income in the Consolidated Statements of Shareholders' Equity are presented net of income tax provision (benefit). The changes in net unrealized securities gains are presented net of tax provision (benefit) of $258 million, $81 million and $(473) million for 2001, 2000 and 1999, respectively. Net unrealized losses on derivatives are presented net of tax (benefit) of $(159) million for 2001. Foreign currency translation adjustments are presented net of tax (benefit) provision of $(21) million, $18 million and $3 million for 2001, 2000 and 1999, respectively. Minimum pension liability adjustment is presented net of tax (benefit) of $(55) million for 2001.

Note 17 EARNINGS PER COMMON SHARE

Basic earnings per share (EPS) is computed using the average actual shares outstanding during the period. Diluted EPS is basic EPS adjusted for the dilutive effect of stock options, RSAs and other financial instruments that may be converted into common shares. The basic and diluted EPS computations are as follows:

(Millions, except per share amounts)	2001	2000	1999
Numerator:			
Net income	$ 1,311	$ 2,810	$ 2,475
Denominator:			
Denominator for basic EPS—weighted-average shares	1,324	1,327	1,340
Effect of dilutive securities:			
Stock options, RSAs and other	12	33	29
Denominator for diluted EPS	1,336	1,360	1,369
Basic EPS	$ 0.99	$ 2.12	$ 1.85
Diluted EPS	$ 0.98	$ 2.07	$ 1.81

Note 18 OPERATING SEGMENTS AND GEOGRAPHIC OPERATIONS

OPERATING SEGMENTS

The company is principally engaged in providing travel related, financial advisory and international banking services throughout the world. TRS' products and services include, among others, Charge Cards, Cardmember lending products, Travelers Cheques, and corporate and consumer travel services. AEFA's services and products include financial planning and advice, investment advisory services and a variety of products, including insurance and annuities, investment certificates and mutual funds. AEB's products and services include providing private, financial institution and corporate banking, personal financial services and global trading. The company operates on a global basis, although the principal market for financial advisory services is the United States.

The following table presents certain information regarding these operating segments at December 31, 2001, 2000 and 1999 and for each of the years then ended. The segment results have been affected by charges discussed in Notes 2 and 3. For certain income statement items that are affected by asset securitizations at TRS, data is provided on both a managed basis, which excludes the effect of securitizations, as well as on a GAAP basis. See Note 6 to the Consolidated Financial Statements and the TRS Results of Operations section of the Financial Review for further information regarding the effect of securitizations on the financial statements. In addition, net revenues (managed basis) are presented net of provisions for losses and benefits for annuities, insurance and investment certificate products of AEFA.

(Millions)	Travel Related Services	American Express Financial Advisors	American Express Bank	Corporate and Other	Adjustments and Eliminations	Consolidated
2001						
Net revenues (managed basis)	$ 18,102	$ 2,825	$ 649	$ 123	$ (340)	$ 21,359
Revenues (GAAP basis)	17,359	4,791	649	123	(340)	22,582
Interest and dividends, net	710	1,162	302	123	(160)	2,137
Cardmember lending net finance charge revenue:						
Managed basis	3,138	—	—	—	—	3,138
GAAP basis	912	—	—	—	—	912
Interest expense:						
Managed basis	1,487	26	—	182	(161)	1,534
GAAP basis	1,454	26	—	182	(161)	1,501
Pretax income (loss)	1,979	(24)	(14)	(345)	—	1,596
Income tax provision (benefit)	520	(76)	(1)	(158)	—	285
Net income (loss)[(a)]	1,459	52	(13)	(187)	—	1,311
Assets	$ 69,384	$ 71,471	$ 11,878	$ 15,726	$ (17,359)	$ 151,100
2000						
Net revenues (managed basis)	$ 17,441	$ 4,219	$ 591	$ 167	$ (333)	$ 22,085
Revenues (GAAP basis)	17,120	6,130	591	167	(333)	23,675
Interest and dividends, net	803	2,292	251	165	(221)	3,290
Cardmember lending net finance charge revenue:						
Managed basis	2,383	—	—	—	—	2,383
GAAP basis	987	—	—	—	—	987
Interest expense:						
Managed basis	1,571	22	—	180	(214)	1,559
GAAP basis	1,366	22	—	180	(214)	1,354
Pretax income (loss)	2,713	1,483	33	(321)	—	3,908
Income tax provision (benefit)	784	451	4	(141)	—	1,098
Net income (loss)	1,929	1,032	29	(180)	—	2,810
Assets	$ 71,419	$ 73,560	$ 11,413	$ 16,487	$ (18,456)	$ 154,423
1999						
Net revenues (managed basis)	$ 15,234	$ 3,737	$ 621	$ 109	$ (218)	$ 19,483
Revenues (GAAP basis)	15,130	5,636	621	109	(218)	21,278
Interest and dividends, net	643	2,443	291	105	(136)	3,346
Cardmember lending net finance charge revenue:						
Managed basis	1,929	—	—	—	—	1,929
GAAP basis	1,333	—	—	—	—	1,333
Interest expense:						
Managed basis	1,204	32	—	164	(129)	1,271
GAAP basis	984	32	—	164	(129)	1,051
Pretax income (loss)	2,383	1,363	27	(335)	—	3,438
Income tax provision (benefit)	691	428	5	(161)	—	963
Net income (loss)	1,692	935	22	(174)	—	2,475
Assets	$ 63,233	$ 74,644	$ 11,354	$ 14,449	$ (15,163)	$ 148,517

(a) 2001 results include three significant items: (1) a charge at AEFA of $1.01 billion pretax ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) consolidated restructuring charges of $631 million pretax ($411 million after-tax); and (3) the consolidated one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax).

Income tax provision (benefit) is calculated on a separate return basis; however, benefits from operating losses, loss carrybacks and tax credits (principally foreign tax credits) recognizable for the company's consolidated reporting purposes are allocated based upon the tax sharing agreement among members of the American Express Company consolidated U.S. tax group.

Assets are those that are used or generated exclusively by each industry segment. The adjustments and eliminations required to determine the consolidated amounts shown above consist principally of the elimination of inter-segment amounts.

GEOGRAPHIC OPERATIONS

The following table presents the company's revenues and pretax income in different geographic regions.

(Millions)	United States	Europe	Asia/Pacific	All Other	Adjustments and Eliminations	Consolidated
2001						
Revenues	$ 17,522	$ 2,556	$ 1,523	$ 1,667	$ (686)	$ 22,582
Pretax income	$ 1,177	$ 101	$ 159	$ 159	—	$ 1,596
2000						
Revenues	$ 18,529	$ 2,731	$ 1,582	$ 1,629	$ (796)	$ 23,675
Pretax income	$ 3,049	$ 411	$ 199	$ 249	—	$ 3,908
1999						
Revenues	$ 16,362	$ 2,729	$ 1,456	$ 1,466	$ (735)	$ 21,278
Pretax income	$ 2,756	$ 316	$ 175	$ 191	—	$ 3,438

Most services of the company are provided on an integrated worldwide basis. Therefore, it is not practical to separate precisely the U.S. and international services. Accordingly, the data in the above table are, in part, based upon internal allocations, which necessarily involve management's judgment.

Note 19 TRANSFER OF FUNDS FROM SUBSIDIARIES

The SEC requires the disclosure of certain restrictions on the flow of funds to a parent company from its subsidiaries in the form of loans, advances or dividends.

Restrictions on the transfer of funds exist under debt agreements and regulatory requirements of certain of the company's subsidiaries. These restrictions have not had any effect on the company's shareholder dividend policy and management does not anticipate any effect in the future.

At December 31, 2001, the aggregate amount of net assets of subsidiaries that may be transferred to the Parent Company was approximately $8.6 billion. Should specific additional needs arise, procedures exist to permit immediate transfer of short-term funds between the company and its subsidiaries, while complying with the various contractual and regulatory constraints on the internal transfer of funds.

Note 20 QUARTERLY FINANCIAL DATA (Unaudited)

(Millions, except per share amounts)	2001				2000			
Quarters Ended	12/31	9/30	6/30	3/31	12/31	9/30	6/30	3/31
Net revenues (managed basis)	$ 5,590	$ 5,478	$ 4,910	$ 5,381	$ 5,714	$ 5,554	$ 5,558	$ 5,259
Revenues (GAAP basis)	5,871	5,724	5,268	5,719	6,067	5,981	5,970	5,657
Pretax income	347	354	153	741	913	1,029	1,046	920
Net income[(a)]	297	298	178	538	677	737	740	656
Earnings per common share:[(a)]								
Basic	0.22	0.23	0.13	0.41	0.51	0.56	0.56	0.49
Diluted	0.22	0.22	0.13	0.40	0.50	0.54	0.54	0.48
Cash dividends declared per common share	.08	.08	.08	.08	.08	.08	.08	.08
Common share price:								
High	36.34	41.92	46.55	57.06	63.00	62.25	57.19	56.50
Low	26.69	24.20	35.96	34.00	50.06	50.69	43.94	39.83

(a) 2001 results include three significant items: (1) charges of $826 million pretax ($537 million after-tax) and $182 million pretax ($132 million after-tax) in the second and first quarters, respectively, reflecting losses associated with high-yield securities; (2) restructuring charges of $279 million pretax ($179 million after-tax) and $352 million pretax ($232 million after-tax) in the fourth and third quarters, respectively; and (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax) in the third quarter.

REPORT OF MANAGEMENT

The management of American Express Company (the company) is responsible for the preparation and fair presentation of its Consolidated Financial Statements, which have been prepared in conformity with accounting principles generally accepted in the United States, and include amounts based on the best judgment of management. The company's management is also responsible for the accuracy and consistency of other financial information included in this annual report.

In recognition of its responsibility for the integrity and objectivity of data in the financial statements, the company maintains a system of internal control over financial reporting which is designed to provide reasonable, but not absolute, assurance with respect to the reliability of the company's financial statements. The concept of reasonable assurance is based on the notion that the cost of the internal control system should not exceed the benefits derived.

The internal control system is founded on an ethical climate and includes: (i) an organizational structure with clearly defined lines of responsibility, policies and procedures; (ii) a Code of Conduct; and (iii) the careful selection and training of employees. Internal auditors monitor and assess the effectiveness of the internal control system and report their findings to management and the Board of Directors throughout the year. The company's independent auditors are engaged to express an opinion on the year-end financial statements and, with the coordinated support of the internal auditors, review the financial records and related data and test the internal control system over financial reporting.

The Audit Committee of the Board of Directors, which has only outside directors, meets regularly with the internal auditors, management and independent auditors to review their work and discuss the company's financial controls and audit and reporting practices. The independent auditors and the internal auditors independently have full and free access to the Committee, without the presence of management, to discuss any matters which they feel require attention.

REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

THE SHAREHOLDERS AND BOARD OF DIRECTORS OF AMERICAN EXPRESS COMPANY

We have audited the accompanying consolidated balance sheets of American Express Company as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the management of American Express Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Express Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
January 28, 2002

Consolidated Five-year Summary of Selected Financial Data

(Millions, except per share amounts and percentages)	2001	2000	1999	1998	1997
OPERATING RESULTS					
Net revenues (managed basis)[a]	$ 21,359	$ 22,085	$ 19,483	$ 17,212	$ 15,857
Percent (decrease) increase	(3)%	13%	13%	9%	10%
Revenues (GAAP basis)	22,582	23,675	21,278	19,132	17,760
Percent (decrease) increase	(5)%	11%	11%	8%	8%
Expenses	20,986	19,767	17,840	16,207	15,010
Net income[b]	1,311	2,810	2,475	2,141	1,991
Return on average shareholders' equity[c]	10.9%	25.3%	25.3%	24.0%	23.5%
BALANCE SHEET					
Cash and cash equivalents	$ 7,222	$ 8,487	$ 7,471	$ 4,092	$ 4,179
Accounts receivable and accrued interest, net	29,498	30,543	26,467	22,224	21,774
Investments	46,488	43,747	43,052	41,299	39,648
Loans, net	26,440	26,088	23,582	21,054	20,109
Total assets	151,100	154,423	148,517	126,933	120,003
Customers' deposits	14,557	13,870	13,139	10,398	9,444
Travelers Cheques outstanding	6,190	6,127	6,213	5,823	5,634
Insurance and annuity reserves	24,536	24,098	25,011	25,433	26,165
Short-term debt	31,569	36,030	30,627	22,605	20,570
Long-term debt	7,788	4,711	5,995	7,019	7,873
Shareholders' equity	12,037	11,684	10,095	9,698	9,574
COMMON SHARE STATISTICS					
Earnings per share[b]:					
Basic	$ 0.99	$ 2.12	$ 1.85	$ 1.57	$ 1.43
Diluted	$ 0.98	$ 2.07	$ 1.81	$ 1.54	$ 1.38
Percent (decrease) increase:					
Basic	(53)%	15%	18%	10%	7%
Diluted	(53)%	14%	18%	12%	6%
Cash dividends declared per share	$ 0.32	$ 0.32	$ 0.30	$ 0.30	$ 0.30
Book value per share:					
Actual	$ 9.05	$ 8.81	$ 7.52	$ 7.18	$ 6.84
Pro forma[c]	$ 9.02	$ 8.92	$ 7.74	$ 6.75	$ 6.43
Market price per share:					
High	$ 57.06	$ 63.00	$ 56.29	$ 39.54	$ 30.50
Low	$ 24.20	$ 39.83	$ 31.63	$ 22.33	$ 17.88
Close	$ 35.69	$ 54.94	$ 55.42	$ 34.17	$ 29.75
Average common shares outstanding for earnings per share:					
Basic	1,324	1,327	1,340	1,363	1,393
Diluted	1,336	1,360	1,369	1,388	1,438
Shares outstanding at year end	1,331	1,326	1,341	1,351	1,399
OTHER STATISTICS					
Number of employees at year end:					
United States	48,698	53,352	52,858	50,266	44,691
Outside United States	35,719	35,498	35,520	34,466	28,929
Total	84,417	88,850	88,378	84,732	73,620
Number of shareholders of record	52,041	53,884	56,020	51,597	53,576

(a) Net revenues (managed basis) are total revenues as reported under U.S. Generally Accepted Accounting Principles (GAAP), net of American Express Financial Advisors' provision for losses and benefits, and exclude the effect of TRS' asset securitization activities.

(b) Results for 2001 include three significant items: (1) a charge of $1.01 billion pretax ($669 million after-tax) reflecting losses associated with high-yield securities recorded during the first half of 2001; (2) restructuring charges of $631 million pretax ($411 million after-tax); and (3) the one-time adverse impact from the September 11th terrorist attacks of $98 million pretax ($65 million after-tax). Results for 1998 include the following items: $138 million credit loss provision at American Express Bank relating to its Asia/Pacific portfolio and income of $78 million representing gains on the sale of First Data Corporation shares.

(c) Return on average shareholders' equity and book value per share excludes the effect of SFAS No. 115 and, in 2001, SFAS No. 133.

Executive Officers

GLOBAL LEADERSHIP TEAM

Kenneth I. Chenault
Chairman and
Chief Executive Officer

James M. Cracchiolo
Group President
Global Financial Services

Gary L. Crittenden
Executive Vice President
and Chief Financial Officer

Edward P. Gilligan
Group President
Global Corporate Services

David C. House
Group President
Global Network and
Establishment Services and
Travelers Cheque Group

Alfred F. Kelly, Jr.
Group President
U.S. Consumer and
Small Business Services

Jonathan S. Linen
Vice Chairman
American Express Company

CORPORATE EXECUTIVES

Ursula F. Fairbairn
Executive Vice President
Human Resources and Quality

John D. Hayes
Executive Vice President
Global Advertising
and Brand Management

Louise M. Parent
Executive Vice President
and General Counsel

Glen Salow
Executive Vice President and
Chief Information Officer

Thomas Schick
Executive Vice President
Corporate Affairs and Communications

Board of Directors

Daniel F. Akerson
Chairman and
Chief Executive Officer
XO Communications, Inc.

Edwin L. Artzt
Former Chairman and
Chief Executive Officer
The Procter & Gamble Company

Charlene Barshefsky
Senior International Partner
Wilmer Cutler & Pickering, attorneys

William G. Bowen
President
The Andrew W. Mellon Foundation

Kenneth I. Chenault
Chairman and
Chief Executive Officer
American Express Company

Peter R. Dolan
Chairman and
Chief Executive Officer
Bristol-Myers Squibb Company

Beverly Sills Greenough*
Chairman
Lincoln Center for the
Performing Arts

F. Ross Johnson
Chairman and Chief Executive Officer
RJM Group

Vernon E. Jordan, Jr.
Senior Managing Director
Lazard Inc.

Jan Leschly
Chairman and
Chief Executive Officer
Care Capital LLC

Richard A. McGinn
Partner, RRE Ventures

Frank P. Popoff
Former Chairman
and Chief Executive Officer
The Dow Chemical Company

ADVISORS TO THE BOARD OF DIRECTORS

Hon. Gerald R. Ford
Former President of the
United States of America

Robert L. Genillard
International Investor

Henry A. Kissinger
Chairman, Kissinger Associates, Inc.
Former Secretary of State of the
United States of America

**Having reached retirement age, Ms. Greenough is not standing for reelection*

General Information

EXECUTIVE OFFICES

American Express Company
200 Vesey Street
New York, NY 10285
212.640.2000

INFORMATION AVAILABLE TO SHAREHOLDERS

Copies of the company's Form 10-K, proxy statement and other documents, as well as information on financial results, products, services and company press releases are available through the American Express home page on the Internet at the following address: www.americanexpress.com. Copies of these materials also are available without charge upon written request to the Secretary's Office at the above address.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
1.800.463.5911 or 201.329.8660

Hearing Impaired:
1.800.231.5469 or 201.329.8354

www.melloninvestor.com

STOCK EXCHANGE LISTING

Primary listing:
New York Stock Exchange
(Symbol: AXP)

INDEPENDENT AUDITORS

Ernst & Young LLP
787 Seventh Avenue
New York, NY 10019

ANNUAL MEETING

The Annual Meeting of Shareholders of American Express Company will be held at The Stanley H. Kaplan Penthouse, 10th floor, Samuel B. and David Rose Building, Lincoln Center for the Performing Arts, 165 West 65th Street, New York, NY 10023, on Monday, April 22, 2002 at 10:00 a.m., local time. A written transcript or an audiocassette of the meeting will be available upon written request to the Secretary's Office. There will be a modest fee to defray production and mailing costs.

DIRECT DEPOSIT OF DIVIDENDS

The company has established an Electronic Direct Deposit of Dividends service for the electronic payment of quarterly dividends on the company's common shares. With this service, registered shareholders may have their dividend payments sent electronically to their checking account or financial institution on the payment date.

Shareholders interested in enrolling in this service should call Mellon Investor Services at 1.800.463.5911.

STOCK PURCHASE PLAN

The company's Shareholder's Stock Purchase Plan provides shareholders and new investors with a convenient way to purchase common shares through cash contributions and reinvestment of dividends.

For a prospectus and other inquiries regarding the Shareholder's Stock Purchase Plan, contact:

Mellon Investor Services LLC
P.O. Box 3338
South Hackensack, NJ 07606
1.800.842.7629

SHAREHOLDER AND INVESTOR INQUIRIES

Written shareholder inquiries may be sent either to Mellon Investor Services LLC, P.O. Box 3315, South Hackensack, NJ 07606 or to the Secretary's Office, American Express Company, 200 Vesey Street, New York, NY 10285. Written inquiries from the investment community should be sent to Investor Relations at the American Express Company headquarters address.

TRADEMARKS AND SERVICE MARKS

The following trademarks, service marks and copyrighted material of American Express Company and its affiliates may appear in the text of this report:

AMERICAN EXPRESS®

AMERICAN EXPRESS @ WORK®

AMERICAN EXPRESS Box Logo®

AMERICAN EXPRESS Box Logo and Sunburst Design®

AMERICAN EXPRESS Card Design®

AMERICAN EXPRESS CORPORATE Card Design®

AMERICAN EXPRESS Platinum Financial Services℠

AMERICAN EXPRESS® Travelers Cheque

AMERICAN EXPRESS Travelers Cheque Design®

AMERICAN EXPRESS WORLD SERVICE & Design®

BLUE FROM AMERICAN EXPRESS℠

CENTURION® CARD

GLADIATOR HEAD®

MEMBERSHIP REWARDS®

OPEN: The Small Business Network℠

OPTIMA®

PLATINUM CARD®

SIGN & TRAVEL®

DESIGN: Bernhardt Fudyma Design Group PRODUCT PHOTOGRAPHY: David Arky EXECUTIVE PORTRAIT: Kate Swan PRINTING: Graphic Arts Center

American Express Company
200 Vesey Street
New York, NY 10285
212.640.2000

www.americanexpress.com